Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.,

JAGUAR HOLDINGS, LLC

and

JAGUAR MERGER SUB, INC.

Dated as of October 2, 2011

Table of Contents

ARTICLE I	The Merger; Closing; Effective Time		1

1.1.	The Merger		1

1.2.	Closing		2

1.3.	Effective Time		2

ARTICLE II	Articles of Incorporation and Bylaws of the Surviving Corporation		2

2.1.	Articles of Incorporation		2

2.2.	Bylaws		2

ARTICLE III	Officers and Directors of the Surviving Corporation		2

3.1.	Directors		2

3.2.	Officers		3

ARTICLE IV	Effect of the Merger on Capital Stock; Exchange of Certificates		3

4.1.	Effect on Capital Stock		3

	(a)	Merger Consideration	3

	(b)	Treatment of Excluded Shares	3

	(c)	Merger Sub	4

4.2.	Exchange of Certificates		4

	(a)	Paying Agent	4

	(b)	Exchange Procedures	4

	(c)	Special Payment Procedures for DTC	5

	(d)	Transfers	5

	(e)	Termination of Exchange Fund	6

	(f)	Lost, Stolen or Destroyed Certificates	6

	(g)	Dissenting Shares	6

	(h)	Withholding Rights	6

4.3.	Treatment of Outstanding Options, Restricted Stock and Restricted Stock Units		7

	(a)	Options	7

	(b)	Restricted Stock	7

	(c)	Restricted Stock Units	7

	(d)	Rollover Awards	7

	(e)	Corporate Actions	8

4.4.	Employee Stock Purchase Plan		9

i

4.5.	Adjustments to Prevent Dilution		9

ARTICLE V	Representations and Warranties		9

5.1.	Representations and Warranties of the Company		9

	(a)	Organization, Good Standing and Qualification	10

	(b)	Capital Structure	12

	(c)	Corporate Authority	13

	(d)	Governmental Filings; No Violations; Certain Contracts	14

	(e)	Company Reports; Financial Statements	15

	(f)	Absence of Certain Changes	16

	(g)	Litigation and Liabilities	16

	(h)	Employee Benefits	17

	(i)	Compliance with Laws; Licenses	19

	(j)	Takeover Statutes	20

	(k)	Environmental Matters	20

	(l)	Taxes	21

	(m)	Labor Matters	22

	(n)	Intellectual Property	23

	(o)	Insurance	24

	(p)	Real Property	24

	(q)	Contracts	25

	(r)	Brokers and Finders	28

	(s)	Regulatory Matters	28

	(t)	Business Relationships	29

	(v)	Customers and Suppliers	30

5.2.	Representations and Warranties of Parent and Merger Sub		30

	(a)	Organization, Good Standing and Qualification	30

	(b)	Corporate Authority	30

	(c)	Governmental Filings; No Violations; Etc	31

	(d)	Litigation	31

	(e)	Financing	32

	(f)	Capitalization	33

	(g)	Brokers	33

	(h)	Solvency	33

	(i)	No Competing Businesses	34

	(j)	Guarantees	34

	(k)	Ownership of Shares	34

	(l)	Absence of Certain Agreements	34

	(m)	No Other Company Representations or Warranties	35

	(n)	Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	35

ARTICLE VI	Covenants		36

6.1.	Interim Operations		36

6.2.	Acquisition Proposals; Go-Shop Period		39

	(a)	Go-Shop Period	39

	(b)	No Solicitation or Negotiation	39

	(c)	Conduct Following No-Shop Period Start Date	40

	(d)	Definitions	41

	(e)	No Change in Recommendation or Alternative Acquisition Agreement	41

	(f)	Certain Permitted Disclosure	43

	(g)	Notice	43

6.3.	Proxy Filings; Information Supplied		43

6.4.	Shareholders Meeting		44

6.5.	Filings; Other Actions; Notification		44

	(a)	Proxy Statement	44

	(b)	Cooperation	45

	(c)	Information	46

	(d)	Status	46

	(e)	Antitrust Matters	46

6.6.	Access and Reports		47

6.7.	Stock Market De-listing		48

6.8.	Publicity		48

6.9.	Employee Benefits		48

6.10.	Expenses		50

6.11.	Indemnification; Directors’ and Officers’ Insurance		50

6.12.	Takeover Statutes		51

6.13.	Parent Vote		52

6.14.	Financing		52

6.15.	No Parent Distributions		57

6.16.	Resignations	57

6.17.	Shareholder Litigation	58

6.18.	Rule 16b-3	58

6.19.	[Intentionally Omitted]	58

6.20.	Cooperation Concerning Cash Repatriation	58

6.21.	Auction Rate Securities	59

ARTICLE VII	Conditions	59

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	59

	(a) Shareholder Approval	59

	(b) Regulatory Consents	59

	(c) Orders	59

7.2.	Conditions to Obligations of Parent and Merger Sub	60

	(a) Representations and Warranties	60

	(b) Performance of Obligations of the Company	60

	(c) No Company Material Adverse Effect	60

	(d) FIRPTA Affidavit	60

7.3.	Conditions to Obligation of the Company	61

	(a) Representations and Warranties	61

	(b) Performance of Obligations of Parent and Merger Sub	61

7.4.	Frustration of Closing Conditions	61

ARTICLE VIII	Termination	61

8.1.	Termination by Mutual Consent	61

8.2.	Termination by Either Parent or the Company	61

8.3.	Termination by the Company	62

8.4.	Termination by Parent	63

8.5.	Effect of Termination and Abandonment	63

ARTICLE IX	Miscellaneous and General	68

9.1.	Survival	68

9.2	Modification or Amendment	68

9.3.	Waiver of Conditions	68

9.4.	Counterparts	68

9.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	68

9.6.	Notices	70

9.7.	Entire Agreement	71

9.8.	No Third Party Beneficiaries	72

9.9.	Obligations of Parent and of the Company	72

9.10.	Transfer Taxes	73

9.11.	Definitions	73

9.12.	Severability	73

9.13.	Interpretation; Construction	73

9.14.	Assignment	74

Annex A	Defined Terms

Schedule A	Persons with Knowledge with respect to Parent

Exhibit A	Form of Articles of Incorporation of the Surviving Corporation

v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of October 2, 2011, among Pharmaceutical Product Development, Inc., a North Carolina corporation (the “Company”), Jaguar Holdings, LLC, a Delaware limited liability company (“Parent”), and Jaguar Merger Sub, Inc., a North Carolina corporation and a wholly owned subsidiary of Parent (“Merger Sub,” with the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

WHEREAS, the respective boards of directors of each of Merger Sub and the Company and the manager and members of Parent have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, each of Carlyle Partners V, L.P., Hellman & Friedman Capital Partners VII, L.P., Hellman & Friedman Capital Partners VII (Parallel), L.P., HFCP VII (Parallel-A), L.P. and H&F Executives VII, L.P. (collectively, the “Guarantors”) is entering into a limited guarantee with the Company (collectively, the “Guarantees”) pursuant to which such Guarantor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement as specified therein; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the provisions of the North Carolina Business Corporation Act (the “NCBCA”) and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in this Agreement and the applicable provisions of the NCBCA.

1.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, and subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing for the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York, at 10:00 a.m. (Eastern Time) on the later of (x) the second business day following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement and (y) the final day of the Marketing Period, or such earlier date as may be specified by Parent on no less than two (2) business days’ prior notice to the Company. The date on which the Closing actually occurs is referred to as the “Closing Date.” For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in the City of New York.

1.3. Effective Time. On the Closing Date, the Company and Parent will cause articles of merger (the “Articles of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of North Carolina as provided in Section 55-11-05 of the NCBCA, in such form as required by and executed in accordance with the relevant provisions of the NCBCA. The Merger shall become effective at the time when the Articles of Merger have been duly filed with the Secretary of State of the State of North Carolina or at such later time as may be agreed by the parties in writing and specified in the Articles of Merger (the “Effective Time”).

ARTICLE II

Articles of Incorporation and

Bylaws of the Surviving Corporation

2.1. Articles of Incorporation. The articles of incorporation of the Company shall be amended as a result of the Merger so as to read in its entirety as set forth in Exhibit A hereto and, as so amended, shall be the articles of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable Law (subject to Section 6.11(e)).

2.2. Bylaws. The parties hereto shall take all actions necessary so that the bylaws of the Company in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law (subject to Section 6.11(e)).

ARTICLE III

Officers and Directors

of the Surviving Corporation

3.1. Directors. The parties hereto shall take, or cause to be taken, all actions necessary so that the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

3.2. Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE IV

Effect of the Merger on Capital Stock;

Exchange of Certificates

4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company or the sole shareholder of Merger Sub:

(a) Merger Consideration. Except as provided in Section 4.3(d), each share of the common stock, par value $0.05 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) issued and outstanding Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company and in each case not held on behalf of third parties and (ii) Shares that are owned by shareholders (“Dissenting Shareholders”) who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Article 13 of the NCBCA, if applicable, with respect to such Shares (the “Dissenting Shares,” and together with the Shares referred to in the immediately preceding clause (i), the “Excluded Shares”)) shall be converted into the right to receive $33.25 per Share in cash (the “Per Share Merger Consideration”), without interest. At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration for each such Share, without interest, in accordance with this Section 4.1 and Section 4.2 hereof.

(b) Treatment of Excluded Shares.

(i) Except as set forth in clause (ii) below, each Excluded Share, by virtue of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist subject to the right of the Record Holder of any Dissenting Shares to receive the payment for such Dissenting Shares pursuant to Section 4.2(g). As used in this Article IV, the term “Record Holder” means, with respect to any Shares, a Person who was, immediately prior to the Effective Time, the holder of record of such Shares.

(ii) Each Share held by a direct or indirect wholly owned Subsidiary of the Company immediately prior to the Effective Time shall remain outstanding and shall be converted into that number of Surviving Corporation Shares that bears the same ratio to the aggregate number of outstanding Surviving Corporation Shares as the number of Shares held by such Subsidiary bore to the aggregate number of outstanding Shares immediately prior to the Effective Time.

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation (each, a “Surviving Corporation Share”).

4.2. Exchange of Certificates.

(a) Paying Agent. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) (the “Paying Agent”), for the benefit of the Record Holders of Shares (other than Excluded Shares), a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 4.1(a) (such cash amount being hereinafter referred to as the “Exchange Fund”). If a Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, appraisal pursuant to Article 13 of the NCBCA with respect to any Dissenting Shares, (i) such Shares shall cease to be Excluded Shares and (ii) Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which the Dissenting Shareholder has withdrawn its demand for, or lost its rights to, appraisal pursuant to Article 13 of the NCBCA and (y) the Per Share Merger Consideration. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in short-term obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 4.1(a) shall be returned to the Surviving Corporation in accordance with Section 4.2(e). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 4.1(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 4.1(a).

(b) Exchange Procedures. Promptly (and in any event within two business days) after the Closing Date, the Surviving Corporation shall cause the Paying Agent to mail to each Record Holder of Shares (other than with respect to Excluded Shares) (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates or uncertificated Shares represented by book-entry (“Book-Entry Shares”) shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(f)) to the Paying Agent or, in case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, such letter of transmittal to be in customary form and to have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(f)) or Book-Entry Shares in exchange for the amount to which such Record Holder is entitled as a result of the Merger pursuant to Section 4.1(a). If any Excluded Shares cease, pursuant to Section 4.2(a), to be Excluded Shares, the Surviving Corporation shall cause the Paying Agent promptly (and in any event within two business days) after the date on which such Excluded Shares cease to be Excluded Shares to mail to the Record Holder of such Shares the letter of transmittal and instructions referred to in the immediately preceding sentence, with respect to such Shares. Upon delivery of such letter of transmittal by any Record Holder of Shares (other than with respect to Excluded Shares), duly completed and duly executed in accordance with its instructions, and such other documents as the Paying Agent may reasonably require, and (other than with respect to Book-Entry Shares) the surrender to the Paying Agent of a Certificate that immediately prior to the Effective Time represented such Shares (or affidavit of loss in lieu thereof as provided in Section 4.2(f)), such Record Holder shall be entitled to receive in exchange therefor a cash amount by check or wire transfer of immediately available funds to an account designated by such holder (less any required Tax withholdings as provided in Section 4.2(h)) equal to the product of (x) the number of Shares formerly represented by such Certificate (or subject to such affidavit of loss in lieu thereof as provided in Section 4.2(f)) or Book-Entry Share and (y) the Per Share Merger Consideration, and the Certificate or Book-Entry Share so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be delivered upon compliance with the procedures described above may be issued to the transferee if the applicable letter of transmittal is accompanied by all documents reasonably required by the Surviving Corporation to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c) Special Payment Procedures for DTC. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 11:30 a.m. (Eastern time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the Closing Date an amount in cash in immediately available funds equal to the product of (x) the number of Shares (other than Excluded Shares) held of record by DTC or such nominee immediately prior to the Effective Time and (y) the Per Share Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m. (Eastern time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first business day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and, subject to compliance with the procedures set forth in Section 4.2(b), exchanged for the cash amount to which the Record Holder thereof is entitled pursuant to this Article IV (less any required Tax withholdings as provided in Section 4.2(h)) to be paid by check or wire transfer of immediately available funds to an account designated by such holder.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Record Holders of the Shares for 180 days after the Effective Time shall be delivered to the Surviving Corporation. Any Record Holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the amount to which such Record Holder is entitled as a result of the Merger pursuant to Section 4.1(a) (less any required Tax withholdings as provided in Section 4.2(h)), without any interest thereon, upon (i) due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(f)) or Book-Entry Shares and (ii) if requested by the Surviving Corporation, delivery of a letter of transmittal in customary form that is provided promptly to such Record Holder by the Surviving Corporation and such other documents as reasonably required, in each case, to the Surviving Corporation. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any Person for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (less any required Tax withholdings as provided in Section 4.2(h)) equal to the product of (i) the number of Shares represented by such lost, stolen or destroyed Certificate (other than a Certificate formerly representing Excluded Shares) and (ii) the Per Share Merger Consideration.

(g) Dissenting Shares. No Person who has perfected a demand for appraisal rights pursuant to Article 13 of the NCBCA with respect to any Dissenting Shares shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares unless and until such Person shall have effectively withdrawn its demand for, or lost its right to, appraisal under the NCBCA with respect to such Dissenting Shares. Unless and until a Dissenting Shareholder shall have effectively withdrawn its demand for, or lost its right to, appraisal under the NCBCA with respect to Dissenting Shares, each Dissenting Shareholder shall be entitled to receive only the payment provided by Article 13 of the NCBCA with respect to such Dissenting Shares. The Company shall give Parent prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to shareholders’ rights of appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

(h) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable in respect of the Shares, Company Options, Restricted Shares and RSUs cancelled in the Merger such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), any regulation promulgated thereunder by the United States Department of Treasury (a “Treasury Regulation”) or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by the Surviving Corporation, Parent or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options, Restricted Shares or RSUs in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

4.3. Treatment of Outstanding Options, Restricted Stock and Restricted Stock Units.

(a) Options. Except as provided in Section 4.3(d), at the Effective Time, each outstanding and unexercised option to purchase Shares issued under the Stock Plans (as defined in Section 5.1(b)) or otherwise, vested or unvested (each a “Company Option”), shall become fully vested, and shall be cancelled and thereafter only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than five business days after the Effective Time), an amount in cash equal to (i) the product of (A) the total number of Shares subject to such Company Option immediately prior to the Effective Time and (B) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Option, less (ii) applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, except as provided in Section 4.3(d), if the exercise price per share of any Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall, to the extent permitted by the terms of the applicable Stock Plan and Company Option, be cancelled without consideration.

(b) Restricted Stock. Except as provided in Section 4.3(d), at the Effective Time, each outstanding share of restricted stock granted under the Stock Plans, vested or unvested (each a “Restricted Share”), shall become fully vested and free of any forfeiture restriction and be treated as provided in Section 4.1.

(c) Restricted Stock Units. At the Effective Time, each outstanding Restricted Stock Unit issued under the Stock Plans or otherwise, vested or unvested (each an “RSU”), shall become fully vested, be cancelled and thereafter only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three business days after the Effective Time), an amount in cash, for each RSU, equal to the Per Share Merger Consideration plus all cash dividend equivalents accrued thereon, less applicable Taxes required to be withheld with respect to such payment.

(d) Rollover Awards.

(i) Without any action on the part of the holders thereof, each Company Option and Restricted Share set forth on Section 4.3(d) of the Company Exceptions Letter that is issued and outstanding immediately prior to the Effective Time (each, an “Excepted Equity Award”) shall be assumed or substituted by Parent or, at the election of Parent, the Equity

Rollover Designee and converted automatically at the Effective Time into an option or restricted share award, as the case may be (each, an “Assumed Award”), denominated in shares of common stock or other equity securities of Parent or, at the election of Parent, the Equity Rollover Designee (“Rollover Equity Securities”). The Assumed Awards shall be subject to such terms and conditions as may be determined by Parent or the Equity Rollover Designee in its sole discretion, subject to Section 4.3(d)(ii). For the avoidance of doubt, no Excepted Equity Award shall be entitled to the treatment described in Sections 4.3(a), (b) or (c). For purposes of the foregoing, the “Equity Rollover Designee” means a Subsidiary of Parent or any Affiliate or permitted assignee of Parent designated by Parent that, immediately following the later of (i) the Effective Time or (ii) the consummation of any related restructuring transactions, controls the Surviving Corporation.

(ii) Each Assumed Award shall have a vesting schedule that is the same as the vesting schedule of the related Excepted Equity Award and shall provide that unless determined otherwise by Parent or the Equity Rollover Designee, the receipt of Rollover Equity Securities from such Assumed Award shall be conditioned on the holder executing and delivering to Parent or the Equity Rollover Designee, as applicable, a stockholders’ agreement (or similar agreement) in the form prepared by Parent or the Equity Rollover Designee. The number of Rollover Equity Securities subject to each Assumed Award shall be determined by multiplying the number of Shares subject to the related Excepted Equity Award immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share). With respect to each Assumed Award that is an option to purchase Rollover Equity Securities, the exercise price per share or unit of Rollover Equity Securities (rounded upwards to the nearest whole cent) shall equal (x) the per share exercise price for the Shares otherwise purchasable pursuant to the related Excepted Equity Award immediately prior to the Effective Time divided by (y) the Exchange Ratio. The “Exchange Ratio” shall be equal to the quotient of (1) the Per Share Merger Consideration, divided by (2) the fair market value of a share or unit of Rollover Equity Securities immediately following the Effective Time, as determined by Parent consistent with the price paid by the equityholders of Parent (or the Equity Rollover Designee) for (including contributions by such equityholders with respect to) their respective equity interests in Parent or the Equity Rollover Designee, as applicable.

(e) Corporate Actions. At or prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee of the Board of Directors of the Company, as applicable, shall adopt resolutions and will take such other appropriate actions to implement the provisions of Sections 4.3(a), 4.3(b), 4.3(c) and 4.3(d) and to terminate the Stock Plans at the Effective Time. Without limiting the foregoing, the Company shall cooperate with Parent with respect to the foregoing and shall take all reasonable actions in relation to the termination of the Stock Plans and the cancellation or assumption, as applicable, of the awards thereunder that may be requested by Parent and shall otherwise use its reasonable best efforts to ensure that holders of Company Options, Restricted Shares and RSUs will have no rights from and after the Effective Time with respect to such Company Options, Restricted Shares and RSUs other than the right to receive, as applicable, the cash payments specified in Sections 4.3(a), 4.3(b) and 4.3(c) or the Assumed Awards as provided under Section 4.3(d).

4.4. Employee Stock Purchase Plan. If the Closing shall occur prior to the end of the offering period in existence under the Company’s Employee Stock Purchase Plan (the “ESPP”) as of the date of this Agreement (the “Current Offering Period”), the Company shall take all actions necessary to (i) terminate the ESPP in its entirety as of immediately prior to the Effective Time and (ii) cause a new exercise date to be set under the ESPP, which date shall be the business day immediately prior to the anticipated Closing Date. The Company has not, following the start of the Current Offering Period, allowed any participant to increase his or her payroll deduction election under the ESPP, and, following the date of this Agreement, the Company shall not permit any participant in the ESPP to increase the amount of such participant’s current payroll deduction election. If the Closing does not occur prior to the end of the Current Offering Period and the Company permits a new offering period to begin under the ESPP, (x) the Company shall take all actions necessary to terminate the ESPP in its entirety prior to the Effective Time and shall cause the entire amount credited to the stock purchase account of each participant thereunder as of the date of such termination to be distributed to the participant in accordance with Section 7.2 of the ESPP, such that no participant in the ESPP shall be entitled to purchase any Shares in respect of such offering period under the ESPP, and (y) the Company shall, within a reasonable period of time prior to the commencement of such new offering period, notify all actual or potential participants in the ESPP of the impact the Closing will have with respect to participation in the ESPP for such offering period (including the fact that the Closing will have the impact described in clause (x) above). Following the date of this Agreement, the Company shall provide Parent an opportunity to review and comment on any written notices, communications or other documents provided to actual or potential participants in the ESPP that relate to the ESPP and their participation therein pursuant to clause (y) of the preceding sentence (excluding informal communications with individual participants) and shall consider in good faith any comments reasonably proposed by Parent.

4.5. Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to reflect such change and, as so adjusted, shall, from and after the date of such event, be the Per Share Merger Consideration.

ARTICLE V

Representations and Warranties

5.1. Representations and Warranties of the Company. Except as set forth in (i) the Company Reports filed with the U.S. Securities and Exchange Commission (the “SEC”) after December 31, 2010 and prior to the date hereof ((A) excluding any risk factor disclosure set forth under the heading “Risk Factors”, any disclosure of risks included in any “forward-looking statements” disclaimer and any other forward-looking statement of risk that does not contain a reasonable level of detail about the risks of which the statement warns and (B) solely to the extent it is reasonably apparent solely on the face of that disclosure in such Company Reports that such disclosure would qualify the representations and warranties contained herein), provided that nothing in the Company Reports shall be deemed to modify or qualify the representations set forth in Section 5.1(b), 5.1(c), 5.1(j) or 5.1(r) or the second sentence of Section 5.1(f), or (ii) the corresponding sections or subsections of the exceptions letter delivered to Parent by the Company prior to or simultaneously with entering into this Agreement (the “Company Exceptions Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Exceptions Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent solely on the face of that disclosure), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where any such failure on the part of the Company or any Subsidiary to be so qualified and in good standing, is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s and its Subsidiaries’ articles of incorporation and bylaws or comparable organizational and governing documents, each as amended to the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement. As used in this Agreement, the terms:

(i) “Affiliate” means, when used with respect to any Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act; provided, however, that, for the purposes of Sections 6.1(b) and 6.5(d), and the first use of such term in Section 6.5(b), the term “Affiliate” shall not include (A) the direct or indirect portfolio companies of investment funds advised or managed by one or more Affiliates of Parent, (B) the credit alternatives investment funds or any other investment fund associated with or affiliated with one or more Affiliates of Parent the primary purpose of which is to invest in debt securities, (C) any fund advised by Riverstone Investment Group LLC or any of its Affiliates, (D) any fund associated with AlpInvest Holdings N.V. or its Affiliates, or (E) any hedge fund or funds associated or affiliated with one or more Affiliates of Parent (collectively, the “Excluded Affiliates”), so long as, in each case, neither Parent, Merger Sub nor any Affiliate of either of them that is not an Excluded Affiliate causes such Excluded Affiliate to take any of the actions prohibited by Sections 6.1(b) or 6.5(d);

(ii) “Securities Act” means the Securities Act of 1933, as amended;

(iii) “Subsidiary” means, with respect to any Person, any other Person of which at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries;

(iv) “Exchange Act” means the Securities Exchange Act of 1934, as amended; and

(v) “Company Material Adverse Effect” means a change, event, occurrence or effect that has a material adverse effect on (x) the financial condition, business or results of operations of the Company and its Subsidiaries taken as a whole or (y) the ability of the Company to timely perform its obligations in this Agreement or consummate the Merger; provided, however, that none of the following, and no changes, events, occurrences or effects, individually or in the aggregate, to the extent arising out of, resulting from or attributable to any of the following, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or may, would or could occur pursuant to clause (x) above:

(A) (1) changes generally affecting the economy, credit, capital or financial markets or political conditions of or in the United States or elsewhere in the world, including changes in credit ratings, interest and exchange rates, (2) changes that are the result of acts of war (whether or not declared), armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), armed hostilities, sabotage or terrorism or (3) epidemics, pandemics, earthquakes, hurricanes, tornados or other natural disasters, provided, however, that the exception in this clause with respect to changes in credit ratings shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such change has resulted in, or contributed to, a Company Material Adverse Effect,

(B) changes that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate or in which the products or services of the Company are used,

(C) any loss of, or adverse change in, the relationship of the Company or any of its Subsidiaries with its customers, employees, third party contractors, financing sources or suppliers caused by the pendency or the announcement of the transactions contemplated by this Agreement,

(D) changes or effects from the entry into, announcement or performance of this Agreement or the consummation of the transactions contemplated by the Agreement (including any litigation arising from allegations of any breach of duty or violation of Law relating to this Agreement or the transactions contemplated by this Agreement), or compliance by the Company with the terms of this Agreement (other than Section 6.1(a)),

(E) changes or prospective changes in any Law or GAAP or interpretation or enforcement thereof after the date hereof,

(F) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period, provided, however, that the exception in this clause shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect,

(G) (1) any action taken by the Company or its Subsidiaries at Parent’s written request or (2) the failure to take any action by the Company or its Subsidiaries if that action is prohibited by Section 6.1(a) of this Agreement to the extent that Parent fails to give its consent after receipt of a written request therefor,

(H) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates, and

(I) a decline in the price or trading volume of the Company common stock on the Nasdaq Stock Market (“Nasdaq”), provided, however, that the exception in this clause shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect; and

provided, further, that (x) with respect to clauses (A), (B) and (E), such changes, events or occurrences do not materially and disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating primarily in the same industries in which the Company and its Subsidiaries operate and (y) clauses (C) and (D) shall not apply to the use of Company Material Adverse Effect in Section 5.1(d) (or Section 7.2(a) as it applies to Section 5.1(d)).

(b) Capital Structure. The authorized capital stock of the Company consists of 190,000,000 Shares, of which 113,596,899 Shares were outstanding (including issued shares of unvested restricted stock) as of the close of business on September 30, 2011. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of September 30, 2011, other than 17,484,412 Shares reserved for issuance under the Company Equity Compensation Plan and the ESPP (together, the “Stock Plans”), the Company has no Shares reserved for issuance. Section 5.1(b)(i) of the Company Exceptions Letter contains a correct and complete list as of the date of this Agreement of outstanding Company Options, Restricted Shares and RSUs, including for each award (as applicable) the holder (the specific identity of whom may be redacted to the extent required by applicable Laws), type of award, number of Shares, the country in which the holder resides, applicable Stock Plan, vesting commencement date, vesting schedule and exercise price with respect to Company Options. Except as set forth in Section 5.1(b) of the Company Exceptions Letter, each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for directors’ qualifying shares listed in Section 5.1(b) of the Company Exceptions Letter, owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”) except for such transfer restrictions of general applicability as may be provided under the Securities Act and other applicable securities Laws. Except as set forth above or as described in Section 5.1(b) of the Company Exceptions Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. For purposes of this Agreement, a wholly owned Subsidiary of the Company shall include any Subsidiary of the Company of which all of the shares of capital stock of such Subsidiary, other than director qualifying shares listed in Section 5.1(b) of the Company Exceptions Letter, are owned by the Company (or a wholly owned Subsidiary of the Company).

(c) Corporate Authority.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to, assuming the representations and warranties of Parent and Merger Sub set forth in Section 5.2(k) are true and correct, adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose (the “Company Requisite Vote”), to perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) As of the date hereof, the Board of Directors of the Company has, by resolutions duly adopted at a meeting duly called and held, which resolutions have not been rescinded, modified or withdrawn as of the time of the execution and delivery of this Agreement, by unanimous vote of those directors present (which directors constituted not less than two thirds of the members of the Board of Directors of the Company then in office) (A) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, and has resolved, subject to Section 6.2, to recommend adoption of this Agreement to the holders of Shares (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Shares for their adoption at a shareholders’ meeting duly called and held for such purpose and (C) received the opinion of each of its financial advisors, Morgan Stanley & Co. LLC and Lazard Freres & Co., LLC, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Per Share Merger Consideration to be received in the Merger by the holders of Shares is fair, from a financial point of view, to such holders. It is agreed and understood that such opinions are for the benefit of the Company’s Board of Directors and may not be relied on by Parent or Merger Sub. An executed copy of such opinions will be delivered to Parent and Merger Sub promptly after execution of this Agreement.

(iii) Assuming the representations and warranties of Parent and Merger Sub set forth in Section 5.2(k) are true and correct, the Company Requisite Vote is the only vote of the Shares necessary to adopt this Agreement.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Except for (A) the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (B) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder, (C) the applicable requirements of Nasdaq, (D) the filing with the Secretary of State of the State of North Carolina of the Articles of Merger as required by the NCBCA, (E) the filing with the European Commission of a merger notification in accordance with Council Regulation (EC) 139/2004, the E.C. Merger Regulation (the “ECMR”), (F) the applicable requirements of the competent authority of any member state of the European Union to which any of the transactions contemplated by this Agreement is referred pursuant to Article 9 of the ECMR and (G) the applicable requirements of antitrust, competition or other similar Laws, rules, regulations and judicial doctrines of jurisdictions other than the United States, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger by the Company and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger by the Company and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the articles of incorporation or bylaws of the Company or the comparable governing documents of any of the Company’s Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to, any agreement, lease, license, contract, note, bond, mortgage, indenture or other instrument or obligation not otherwise terminable by any party thereto on 180 calendar days’ or less notice (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties are bound or (C) assuming compliance with the matters referred to in Section 5.1(d)(i), a violation of any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination (or right of termination), default, creation, acceleration or change that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act on or after December 31, 2008 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied or, if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, and any Company Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company Reports.

(ii) Since the Applicable Date, subject to any applicable grace periods, the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of Nasdaq.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, shareholders’ equity and comprehensive income and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the financial position, results of operations and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and year-end adjustments), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”), except as may be noted therein.

(iv) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, the Company has disclosed, based on the most recent evaluation of its principal executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors of the Company (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud or, to the Knowledge of the Company, any allegation of fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Except as is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, neither the Company nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiary or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that the Company or its Subsidiary has engaged in questionable accounting or auditing practices.

(f) Absence of Certain Changes. Since December 31, 2010 through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects only in accordance with the ordinary course of such businesses, consistent with past practices, except in connection with the activities related to the preparation for, and negotiation of the terms of, the transactions contemplated by this Agreement. Since December 31, 2010 through the date of this Agreement, there has not occurred any Company Material Adverse Effect or any change, event, occurrence or effect, that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect.

(g) Litigation and Liabilities.

(i) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, which individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect.

(ii) None of the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity specifically imposed upon the Company or any of its Subsidiaries which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect.

(iii) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against in a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto other than liabilities and obligations (A) set forth or reflected or reserved against in the Company’s consolidated balance sheets or disclosed in the notes thereto included in the Company Reports filed prior to the date of this Agreement, (B) incurred in the ordinary course of business since December 31, 2010, (C) arising or incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement, or (D) that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(iv) The term “Knowledge” when used in this Agreement with respect to the Company shall mean the actual knowledge of those persons set forth in Section 5.1(g)(iv) of the Company Exceptions Letter without obligation of any further review or inquiry, and does not include information of which they may be deemed to have constructive knowledge only.

(h) Employee Benefits.

(i) As used herein, “Benefit Plans” shall mean all benefit and/or deferred compensation plans, contracts, policies or arrangements relating to or covering current or former employees of the Company and its Subsidiaries (the “Employees”) and/or current or former directors or other service providers of the Company, in each case under which there is or may be any liability or obligation of the Company or any of its Subsidiaries, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA), and any and all other deferred compensation, severance, equity compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive, change in control, bonus, health insurance, fringe benefits, profit sharing and pension plans. All material Benefit Plans are listed on Section 5.1(h)(i) of the Company Exceptions Letter and are categorized by country. True and complete copies of all Benefit Plans listed on Section 5.1(h)(i) of the Company Exceptions Letter have been made available to Parent, and with respect to each such U.S. Benefit Plan and each Non-U.S. Benefit Plan that provides for any pension, severance or post-retirement benefits, the Company has made available to Parent (A) the most recently prepared actuarial report or financial statement, if any, (B) the most recent summary plan description, and all material modifications thereto, (C) copies of any material written correspondence with a Governmental Entity regarding audits or noncompliance with applicable Law with respect to any material Benefit Plan, (D) any funding arrangements related to any Benefit Plan, and (E) all written legal opinions relating to the administration or funding of any Non-US Benefit Plan. As used herein, “Non-U.S. Benefit Plans” shall mean Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States.

(ii) All Benefit Plans, other than Non-U.S. Benefit Plans (“U.S. Benefit Plans”), have been maintained in compliance with ERISA, the Code and other applicable Laws, and all contributions required to be made under the terms of any of the U.S. Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected in the financial statements in accordance with GAAP prior to the date of this Agreement, except for such failures that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. Each U.S. Benefit Plan, which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received an advisory, notification or determination letter from the Internal Revenue Service (the “IRS”) that confirms that the language of such Plan meets the requirements for qualification under Section 401(a) of the Code, and to the Knowledge of the Company, no circumstances exist as of the date hereof that are likely to result in the loss of the qualification of such ERISA Plan under Section 401(a) of the Code. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount that would be material.

(iii) Neither the Company, any of its Subsidiaries nor any other entity that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414 of the Code or Section 4001 of ERISA (each, a “Company ERISA Affiliate”) maintains or contributes or has within the past six years maintained or contributed to a Pension Plan that is subject to subtitles C or D of Title IV of ERISA. None of the U.S. Benefit Plans is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plan”), and neither the Company nor any Company ERISA Affiliate has at any time within the past six years contributed to or been obligated to contribute to any Multiemployer Plan.

(iv) There is no (and during the past two years there has been no) material proceeding, claim or suit pending or, to the Knowledge of the Company, threatened relating to the Benefit Plans, other than routine claims for benefits. None of the Benefit Plans provides for medical, life or death benefits beyond termination of service or retirement, other than pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, any similar state or local Law or any foreign Law.

(v) Neither the execution of this Agreement, the adoption of this Agreement by holders of Shares constituting the Company Requisite Vote nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) entitle any employee, officer, director or individual consultant of the Company or any Subsidiary of the Company to severance pay (other than severance pay required by any Law) or any increase in severance pay upon any termination of employment, (B) except as required by any Law, result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or benefit to any employee, officer, director or individual consultant of the Company or any Subsidiary of the Company or result in any limitation on the right of the Company or any Subsidiary of the Company to amend, merge, terminate or receive a reversion of assets from any Benefit Plan, or (C) accelerate the time of payment or vesting or exercisability, or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans.

(vi) No amount that has been or could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event), by any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code or otherwise.

(vii) All Company Options, Restricted Shares and RSUs can be cancelled by their terms in accordance with Sections 4.3(a), 4.3(b) and 4.3(c) and the ESPP can be terminated by its terms in accordance with Section 4.4.

(viii) Each Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case, that is nonqualified deferred compensation subject to Section 409A of the Code, (i) has been operated in good faith compliance with Section 409A of the Code since January 1, 2005, and all applicable regulations and notices issued thereunder, and (ii) since January 1, 2009, has been in documentary compliance with Section 409A of the Code.

(ix) All Non-U.S. Benefit Plans have been maintained in compliance with applicable local Law, except for such failures to comply that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. All Non-U.S. Benefit Plans that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, except as is not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect. No Non-U.S. Benefit Plans are defined benefit pension plans and none of the Company or any of its Subsidiaries is or has at any time been the employer, or connected or associated with the employer (as those terms are used in the UK Pensions Act 2004) of a UK defined benefit pension plan.

(i) Compliance with Laws; Licenses.

(i) The businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (each, a “Law”, and collectively, “Laws”), except for violations that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. Except with respect to regulatory matters covered by Section 6.5, no investigation by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has the Company or any of its Subsidiaries received written notice from any Governmental Entity stating an intention of such Governmental Entity to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which or the non-compliance with which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(ii) Neither the Company nor any of its Subsidiaries, has at any time during the past five years committed any knowing and willful violation of U.S. Laws governing international business activities, including export control laws, trade and economic sanctions, or the Foreign

Corrupt Practices Act of 1977, as amended (the “Foreign Corrupt Practices Act”), except for violations that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. To the Knowledge of the Company and as of the date of this Agreement, neither the Company nor any of its Subsidiaries is currently or has been within the past five years the target of any inquiry, investigation, settlement, plea agreement or enforcement action by a U.S. Governmental Entity involving an alleged or suspected violation of U.S. Laws governing international business activities, including export control laws, trade and economic sanctions, or the Foreign Corrupt Practices Act, except for such inquiries, investigations, settlements, plea agreements or enforcement actions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

(j) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “interested shareholder,” “business combination” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement. As of the date hereof, the Company does not have in effect any shareholder rights plan or “poison pill”.

(k) Environmental Matters.

(i) Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect: (A) the Company and its Subsidiaries are in compliance with applicable Environmental Laws; (B) the Company and its Subsidiaries possess all Licenses required under applicable Environmental Laws for the operation of the business as presently conducted; (C) neither the Company nor any Subsidiary has received from any Governmental Entity or any other Person any written claim, notice of violation or citation concerning any violation or alleged violation of, or liability or alleged liability under, any applicable Environmental Law during the two years preceding the date hereof; (D) there are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits or proceedings pending or, to the Knowledge of the Company, threatened, concerning compliance by the Company or any Subsidiary with, or liability of the Company or any Subsidiary under, any Environmental Law; (E) there have been no releases by the Company or any Subsidiary of Hazardous Substances at any properties currently or formerly owned or operated by the Company which would reasonably be expected to result in liability under any Environmental Law; and (F) neither the Company nor any Subsidiary is conducting or paying for in whole or in part any investigation, response or corrective action pursuant to any Environmental Law.

(ii) Notwithstanding any other representation or warranty in Section 5.1 of this Agreement, the representations and warranties contained in this Section 5.1(k) constitute the sole representations and warranties of the Company relating to any Environmental Law (except for matters addressed in Section 5.1(d)) or the compliance of any Owned Real Property or Leased Real Property with any Environmental Law.

(iii) As used herein, the term “Environmental Law” means any applicable law, regulation, code, license, permit, order, judgment, decree or injunction from any Governmental Entity concerning (I) the protection of human health as it relates to exposure to any Hazardous

Substance, (II) the protection of the environment, including air (both ambient air and indoor air), surface water, ground water, drinking water, soil, wildlife and natural resources), or (III) the production, use, storage, handling, release or disposal of Hazardous Substances, in each case as in effect on the date hereof.

(iv) As used herein, the term “Hazardous Substance” means material, chemical, waste, pollutant or contaminant, substance, constituent or compound in any form regulated under any applicable Environmental Law, including asbestos, polychlorinated biphenyls, petroleum and petroleum products, infectious, bio-hazardous and medical waste.

(l) Taxes.

(i) Except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, all Tax Returns required to have been filed by the Company and each of its Subsidiaries have been timely filed (taking into account any applicable extensions), and each such Tax Return is complete and accurate in all respects. All Taxes due and payable by the Company and each of its Subsidiaries that are in an amount material to the Company and its Subsidiaries taken as a whole (whether or not shown on any Tax Return) have been timely paid, except for Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in their financial statements in accordance with GAAP. The Company and each of its Subsidiaries has made adequate provision in their financial statements in accordance with GAAP for payment of all material amounts of Taxes that are not yet due and payable.

(ii) There is no material audit, examination, investigation or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries in respect of any Taxes. There are no material Liens on any of the material assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and adequately reserved for in the latest audited financial statements included in the Company Reports.

(iii) The Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any third party, except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(iv) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of a material amount of Taxes or agreed to any extension of time with respect to a material amount of Tax assessment or deficiency.

(v) Neither the Company nor any of its Subsidiaries (A) is a party to any Tax allocation or sharing agreement or any material Tax indemnity agreement (other than any commercial Contracts entered in the ordinary course of business that do not relate primarily to Taxes), other than (1) between the Company and Furiex Pharmaceuticals, Inc. (“Furiex”) in connection with the Company’s spin off of Furiex, and (2) between the Company and other entities that were or are members of its “affiliated group” within the meaning of Section 1504(a) of the Code, (B) except in the case of the Company’s spin off of Furiex on June 14, 2010, has at any time since December 31, 2003, been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law), (C) is or has been a member of an affiliated group (other than a group the common parent of which is or was the Company) filing an affiliated, consolidated, combined or unitary Tax return, (D) has any material liability for the Taxes of any other Person (other than the Company and its Subsidiaries or former Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by Contract (other than customary Tax indemnifications contained in commercial agreements the primary purpose of which does not relate to Taxes), (E) will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as a result of (1) a change in method of accounting occurring prior to the Closing Date, (2) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (3) a prepaid amount received, or paid, prior to the Closing Date or (4) deferred gains arising prior to the Closing Date, (F) has engaged in any listed transaction described in Treasury Regulation § 1.6011-4(b)(2) or (G) has received written notice from a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns claiming that the Company or any such Subsidiary is or may be subject to taxation by that jurisdiction (except for any claims that would not reasonably be expected to be material).

(vi) The spin off of Furiex on June 14, 2010 qualified at both the corporate and shareholder levels as a tax-free distribution under Section 355 of the Code. The Company will not recognize gain under Section 355(e) of the Code in connection with the Company’s distribution of Furiex to its shareholders on June 14, 2010 as a result of the consummation of the Merger.

(vii) As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes any and all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, estimated, excise, production, value added, occupancy and other taxes, duties or assessments in the nature of a tax imposed by a Governmental Entity or tax authority, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, claims for refund and any amendment thereof) required to be supplied to a Tax authority relating to Taxes.

(m) Labor Matters.

(i) Neither the Company nor any of its Subsidiaries is (A) a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union, labor organization, employee organization or works council, or (B) as of the date of this Agreement, engaged in any negotiation with any labor union, labor organization, employee organization or works council. Neither the Company nor any of its Subsidiaries is the subject of any proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union, labor organization, employee organization or works council nor is there pending or, to the Knowledge of the Company, threatened, nor has there been since the Applicable Date any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. Since the Applicable Date, to the Knowledge of the Company, there have been no activities or proceedings of any labor union to organize any of the employees of the Company or any of its Subsidiaries.

(ii) The number of all employees of the Company and its Subsidiaries (the “Current Employees”) who are employed as of August 31, 2011 in each country has been provided to Parent. Section 5.1(m)(ii) of the Company Exceptions Letter sets forth all employment, severance, change in control and retention contracts, agreements or offer letters with Current Employees who are either (A) at, or are senior to, the level of “Vice President” at the Company or a Subsidiary or (B) listed on Section 5.1(m)(ii) of the Company Exceptions Letter (the individuals described in clauses (A) and (B), collectively, “Senior Employees”) that are not terminable upon 60 days notice or less without penalty or the obligation to pay severance or termination pay, other than severance or termination pay required by any Law.

(n) Intellectual Property.

(i) To the Knowledge of the Company, the Company and its Subsidiaries have sufficient rights to use all material Intellectual Property used in their business as conducted on the date hereof. No unresolved written claim has been asserted, or to the Knowledge of the Company threatened against the Company or its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property which is reasonably likely to result in a Company Material Adverse Effect. To the Knowledge of the Company, no Person is infringing upon or otherwise violating any Intellectual Property owned by the Company except as is not reasonably likely to result in a Company Material Adverse Effect. To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe upon or otherwise violate, and within the applicable statute of limitations periods has not infringed upon or otherwise violated, any Intellectual Property owned by a third party, except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

(ii) Section 5.1(n)(ii) of the Company Exceptions Letter lists all material Trademarks, Copyrights and Patents owned by the Company or its Subsidiaries as of the date hereof that are currently registered with or subject to a pending application for registration before any Governmental Entity or internet domain name registrar. Such items are owned exclusively by the Company or its Subsidiaries free and clear of any Liens, are subsisting and, to the Knowledge of the Company, are valid and enforceable, in each case except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) For purposes of this Agreement, “Intellectual Property” means all (A) trademarks, service marks, brand names, Internet domain names, logos, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, including all renewals of the same, and all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”); (B) patentable inventions and discoveries (whether or not reduced to practice), and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part, renewals, extensions and reissues (collectively, “Patents”); (C) trade secrets and other proprietary confidential information and know-how, including the trade secrets in processes, business methods, customer lists and supplier lists; (D) copyrights in original works of authorship (including, databases and other compilations of information),registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”); and (E) all other intellectual property recognized under any jurisdiction worldwide.

(o) Insurance. All material fire and casualty, general liability, errors and omissions, business interruption, clinical trial, product liability, sprinkler and water damage and other material insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are in full force and effect and all premiums due with respect to all Insurance Policies have been paid, in each case with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

(p) Real Property.

(i) Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, the Company or its applicable Subsidiary has good and valid title to each parcel of real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), free and clear of all Encumbrances. Section 5.1(p)(i) of the Company Exceptions Letter contains a true and complete list of all Owned Real Property as of the date hereof.

(ii) Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, the Company or its applicable Subsidiary holds good and valid leasehold interests in the real property which is leased or subleased by the Company or any of its Subsidiaries (the “Leased Real Property”), free and clear of all Encumbrances. Section 5.1(p)(ii) of the Company Exceptions Letter contains a true and complete list of all Leased Real Property material to the Company and its Subsidiaries taken as a whole as of the date hereof (the “Material Leased Real Property”). Each Contract of the Company or its applicable Subsidiary for the Material Leased Real Property (a “Material Lease”) is valid and binding on the Company and each of its Subsidiaries that is a party thereto (but in each case subject to the Bankruptcy and Equity Exception) and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect. There is no default under any Material Lease by the Company or any of its Subsidiaries that is a party thereto, and no event has occurred that with notice or lapse of time or both would constitute a default thereunder by the Company or any of its Subsidiaries that is a party thereto, except in each case as, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect. Complete and correct copies of each Material Lease have been made available to Parent prior to the date hereof.

(iii) For purposes of this Section 5.1(p) only, “Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset but specifically excludes (A) specified encumbrances described in Section 5.1(p)(iii) of the Company Exceptions Letter; (B) encumbrances for current Taxes or other governmental charges not yet due and payable; (C) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of Company, or the validity or amount of which is being contested in good faith by appropriate proceedings; (D) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property or Leased Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted; (E) easements, covenants, rights of way or other similar matters or restrictions or exclusions which would be shown by a current title report; and (F) any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection.

(q) Contracts.

(i) Except for those Contracts (I) filed as exhibits to the Company Reports or (II) that have expired (with no further force or effect) as of the date of this Agreement and other than this Agreement, Material Leases and the Contracts set forth in Section 5.1(q) of the Company Exceptions Letter, none of the Company or any of its Subsidiaries is a party to or bound by any Contract as of the date of this Agreement:

(A) that would be required to be filed by the Company with the SEC pursuant to Item 601(b) (10) of Regulation S-K under the Securities Act;

(B) containing covenants of the Company or any of its Subsidiaries purporting to limit in any material respect any line of business, industry or geographical area in which the Company or its Subsidiaries may operate or granting material exclusive rights to the counterparty thereto;

(C) with any Affiliate that would be required to be disclosed by Item 404(a) of Regulation S-K under the Exchange Act;

(D) providing for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is not material to the Company or any of its Subsidiaries;

(E) that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $20 million;

(F) containing any standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of another Person, except for any such Contract that is a confidentiality, non-disclosure or similar type of agreement entered into in the ordinary course of business;

(G) other than with respect to any partnership that is wholly owned by the Company or any wholly owned Subsidiary of the Company, that is a partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company owns more than a 15% voting or economic interest, or any interest valued at more than $10 million without regard to percentage voting or economic interest;

(H) that grants any rights of first refusal, rights of first negotiation or other similar rights to any Person with respect to the sale of any material business of the Company and its Subsidiaries, taken as a whole, or of any Subsidiary of the Company;

(I) that is a mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien, other than a Permitted Lien, on any material property or asset of the Company or any Subsidiary thereof;

(J) evidencing indebtedness of the Company or any Subsidiary for borrowed money (including (1) obligations under capital leases and (2) guarantees or similar obligations with respect to indebtedness for borrowed money of any other person) in excess of $1 million individually or $5 million in the aggregate;

(K) (i) entered into after January 1, 2010, or not yet consummated, for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person for aggregate consideration under such Contract in excess of $5 million individually, or $10 million in the aggregate, other than purchases of inventory or similar assets in the ordinary course of business, or (ii) for any acquisition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person, pursuant to which the Company or any of its Subsidiaries has continuing “earn out” or other contingent payment or indemnification obligations (but excluding indemnification obligations with respect to any retained liabilities);

(L) that is (i) an agreement pursuant to which the Company or any of its Subsidiaries licenses or is otherwise permitted by a third party to use any material Intellectual Property (other than any “shrink wrap”, “commercially available software package”, or “click through” license), or (ii) an agreement pursuant to which a third party licenses or is otherwise permitted to use any material Intellectual Property owned by the Company or any of its Subsidiaries, in each case of clauses (i) and (ii) where such agreement is material to the business of the Company and its Subsidiaries, taken as a whole;

(M) with any customer that was among the 30 largest customers of the Company (on a consolidated basis, measured by backlog) as of June 30, 2011; or

(N) with any supplier that was among the 10 largest suppliers of the Company (on a consolidated basis, measured by dollar-value of total purchases) for the twelve months ended December 31, 2010 and for the six months ended June 30, 2011.

Each such Contract described in clauses (A) through (N) is referred to herein as a “Material Contract”. Notwithstanding the foregoing, project addenda, work orders, purchase orders, task orders or similar agreements between the Company or any of its Subsidiaries, on the one hand, and any customer or supplier referred to in clause (M) or (N) of this Section 5.1(q), on the other hand, shall not be required to be listed in Section 5.1(q) of the Company Exception Letter but shall constitute Material Contracts for all other purposes hereunder.

(ii) For purposes of this Agreement, “Permitted Lien” means (i) a Lien imposed by Law, including a carrier’s, warehousemen’s, landlord’s, a mechanic’s, materialmen’s or similar Lien with respect to any amount not yet due and payable or which is being contested in good faith through appropriate proceedings, (ii) a Lien for current Taxes, assessments or other charges of a Governmental Entity not yet due and payable or which is being contested in good faith through appropriate proceedings, (iii) a Lien securing rental payments under capital lease agreements, (iv) an encumbrance and restriction on real property (including an easement, covenant, right of way and similar restriction of record) that does not materially interfere with the present uses of such real property or with the operation of the Company as conducted consistent with past practice, (v) zoning restrictions, easements, rights-of-way or other restrictions on the use of real property (provided that such liens and restrictions were incurred prior to the date hereof and do not, individually or in the aggregate, materially interfere with the use of such real property or the Company’s or its Subsidiaries’ operation of their respective businesses as currently operated), (vi) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with Contracts (other than for the payment of indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business consistent with past practice, and (vii) gaps in the chain of title evident from the records of the relevant Governmental Entity maintaining such records.

(iii) Each of the Material Contracts is valid and binding on the Company and each of its Subsidiaries that is a party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect. There is no default under any Material Contract by the Company or any of its Subsidiaries that is a party thereto, and no event has occurred that with notice or lapse of time or both would constitute a default thereunder by the Company or any of its Subsidiaries that is a party thereto, except in each case as, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect. Complete and correct copies of each Material Contract have been made available to Parent prior to the date hereof, except for any Contracts (x) where the terms thereof prohibit its disclosure to any third party or (y) that have expired as of the date hereof.

(iv) Except as set forth in Section 5.1(q)(iv) of the Company Exceptions Letter, (A) neither the Company nor any of its Subsidiaries has been or is suspended or debarred from doing business with a Governmental Entity, (B) to the knowledge of the Company, no such debarment or suspension has been proposed or threatened by any Governmental Entity and no suspension or debarment proceeding has been instituted with respect to the Company or any of its Subsidiaries, (C) neither the Company nor any of its Subsidiaries has received a show cause order that relates to, or could reasonably be expected to relate to or result in, any such suspension or debarment or (D) neither the Company nor any of its Subsidiaries has been or is the subject of a finding of non-responsibility or ineligibility for contracting with any Governmental Entity

(r) Brokers and Finders. Neither the Company, its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has employed Morgan Stanley & Co. LLC and Lazard Freres & Co., LLC as its financial advisors. The Company has furnished to parent true and complete copies of the engagement letters of such financial advisors.

(s) Regulatory Matters. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect:

(i) Each service provided by the Company or any of its Subsidiaries that is subject to the United States’ Federal Food, Drug, and Cosmetic Act, as amended (“FDCA”), the Public Health Service Act, as amended, (“PHSA”) the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), the Controlled Substances Act and all applicable rules and regulations of the Drug Enforcement Administration (“DEA”), or similar legal provisions in any foreign jurisdiction, including the EU Data Protection Directive 95/46/EC (“DPD”) and national implementations thereof (each such service, a “Company Service”) is, as of the date of this Agreement, being provided in compliance with all applicable requirements of such statutes, and any regulations promulgated thereunder, and any similar applicable Laws.

(ii) Since the Applicable Date, (x) neither the Company nor any of its Subsidiaries has received any written notice or other communication from the United States Food and Drug Administration (“FDA”) or any other Governmental Entity in any domestic or foreign jurisdiction alleging any violation by the Company or any of its Subsidiaries of any Law applicable to any Company Service, and (y) no Governmental Entity in any domestic or foreign jurisdiction having legal responsibility for the regulation of a Company Service has served any written notice, warning letter, FDA Form 483 or any other similar written communication on the Company or any of its Subsidiaries stating that their businesses were or are in violation of any Law or were or are the subject of any pending or threatened Governmental Entity investigation, proceeding or inquiry, or threatening to revoke, suspend or refuse to renew any of the Licenses held by the Company or any of its Subsidiaries that are necessary to conduct its business as presently conducted, nor is the Company aware of any facts that could reasonably give rise to such a communication, notice, investigation, proceeding or inquiry.

(iii) All laboratory facilities owned, leased, or employed by the Company or its Subsidiaries at which a Company Service is provided are, to the extent required by applicable Law, being operated in compliance with the FDA’s current good laboratory practices regulations, FDA’s current good manufacturing practices regulations, the Clinical Laboratory Improvement Amendments of 1988, as amended, and equivalent applicable requirements of any state or local law and equivalent applicable requirements in any foreign jurisdiction, in each case as in effect as of the date hereof.

(iv) Each Company Service involving human research is, to the extent required by applicable Law, being conducted in compliance with the FDA’s current good clinical practices regulations, the Department of Health and Human Services’ “Common Rule” (45 C.F.R. Part 46), and equivalent applicable requirements in any foreign jurisdiction, in each case as in effect on the date hereof.

(v) The Company has not been excluded or suspended from participation in any state or federal healthcare program, as defined in 42 U.S.C. Section 1320a-7b(f) for the provision of items or services for which payment may be made by a federal healthcare program and has not contracted with any employee, contractor, agent, vendor or vendor’s affiliate knowing that the contracting party is excluded or suspended from participation in any state or federal healthcare program.

(vi) To the Knowledge of the Company, the Company does not employ or contract with any individuals or firms that are disbarred pursuant to section 306 of the FDCA, or that are disqualified pursuant to 21 C.F.R. 312.70.

(vii) To the Knowledge of the Company, no individual or company for whom the Company has conducted research has been subject to the FDA’s Application Integrity Policy, or otherwise investigated by any Governmental Entity in any domestic or foreign jurisdiction, with regard to the integrity of data provided by the Company.

(viii) The Company possesses all the licenses, permits, and accreditations by any local, state, federal, or foreign jurisdiction that are necessary to conduct its business as presently conducted.

(t) Business Relationships. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has a customer or supplier relationship with or is a party to any Contract with any person or entity that is (i) on the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”) list of specially designated nationals and blocked persons; (ii) owned or controlled or acting on behalf of a Person on the OFAC’s Specifically Designated Nationals List; (iii) otherwise the target of economic sanctions administered by OFAC; or (iv) owned or controlled by, or acting on behalf of, a Person that is otherwise the target of economic sanctions administered by OFAC, in each case to the extent prohibited by Law.

(u) Absence of Certain Business Practices. Since the Applicable Date, neither the Company, nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, employees or agents or any other Person authorized to act, and acting, on behalf of the Company or its Subsidiaries has, directly or indirectly, used any corporate funds or, to the Knowledge of the Company, any personal funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity, made any unlawful payment to domestic government officials or employees, or to domestic political parties or campaigns, from corporate funds or violated any provision of the Foreign Corrupt Practices Act.

(v) Customers and Suppliers. Section 5.1(v) of the Company Exceptions Letter sets forth a list of (a) the 30 largest customers of Company (on a consolidated basis, measured by backlog) as of June 30, 2011 and (b) the 10 largest suppliers of the Company (on a consolidated basis, measured by dollar-value of total purchases) for the twelve months ended December 31, 2010 and for the six months ended June 30, 2011. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written communication or notice from any of such customers of (i) its intention to terminate or materially reduce its relationship with the Company or any of its Subsidiaries or (ii) any material dispute, claim, or planned action against the Company or any of its Subsidiaries or any officer, director or employee of the Company or any of its Subsidiaries.

5.2. Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub each hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where any such failure to be so organized, validly existing, qualified, in good standing or to have such power or authority is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Parent has made available to the Company complete and correct copies of the certificate of incorporation and bylaws or comparable organizational and governing documents of Merger Sub, each as amended on the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement.

(b) Corporate Authority. No vote of holders of membership interests in Parent is necessary to approve this Agreement, the Merger or the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement (other than adoption of this Agreement by Parent as the sole shareholder of Merger Sub, which adoption will occur immediately following the execution of this Agreement pursuant to Section 6.13(b)) and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings; No Violations; Etc.

(i) Except for (A) the filing with the Secretary of State of the State of North Carolina of the Articles of Merger as required by the NCBCA, (B) the applicable requirements of the HSR Act and the rules and regulations promulgated thereunder, (C) the filing with the European Commission of a merger notification under the ECMR, (D) the applicable requirements of the competent authority of any member state of the European Union to which any of the transactions contemplated by this Agreement is referred pursuant to Article 9 of the ECMR and (E) the applicable requirements of any antitrust, competition or other similar Laws, rules, regulations and judicial doctrines of jurisdictions other than the United States, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate or articles of incorporation, bylaws or comparable governing documents of Parent or any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or any of their respective properties are bound, or (C) a violation of any Laws to which Parent or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, creation, acceleration or change that is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

(d) Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as are not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

(e) Financing.

(i) Parent has delivered to the Company a true, complete and correct copy of the fully executed commitment letter, dated as of October 2, 2011, between Parent and Credit Suisse AG, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., Goldman Sachs Bank USA, UBS Loan Finance LLC and UBS Securities LLC (the “Debt Financing Commitments”), pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement (including funding of the Exchange Fund) and related fees and expenses (such committed financing, together with, unless the context requires otherwise, any debt securities to be issued in lieu thereof, the “Debt Financing”). Parent has delivered to the Company a true, complete and correct copy of the respective fully executed commitment letters, dated as of the date hereof, between Parent and each Guarantor (collectively, the “Equity Financing Commitments” and, together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which the investor parties thereto have committed, subject to the terms and conditions set forth therein, to invest in Parent the cash amounts set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). None of the Financing Commitments has been amended or modified prior to the date of this Agreement, and as of the date hereof no such amendment or modification is contemplated and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect and, to the Knowledge of Parent, no withdrawal or rescission is contemplated. Except for fee letters relating to fees with respect to the Debt Financing (complete copies of which have been provided to the Company, with fee amounts, pricing caps and certain economic terms of the market flex (none of which would adversely affect the amount or availability of the Debt Financing) redacted) and engagement letters with respect to the Debt Financing, as of the date hereof there are no side letters or other agreements, Contracts or arrangements related to the funding or investing, as applicable, of the Financing other than (i) the limited liability company agreement of Parent and (ii) as expressly set forth in or expressly contemplated by the Financing Commitments delivered to the Company prior to the date hereof. Parent has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date hereof, and, as of the date hereof, the Financing Commitments are in full force and effect and are the legal, valid, binding and enforceable obligations of Parent, and, to the Knowledge of Parent, each of the other parties thereto subject to the Bankruptcy and Equity Exception. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in or expressly contemplated by the Financing Commitments delivered to the Company prior to the date hereof. Assuming the accuracy of the representations and warranties set forth in Section 5.1, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or, to the Knowledge of Parent, any other party thereto under any of the Financing Commitments. Assuming the accuracy of the representations and warranties set forth in Section 5.1(b), the performance in all material respects by the Company of its obligations under this Agreement and satisfaction of the conditions set forth in Sections 7.1, 7.2 and 7.3, as of the date hereof, Parent has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied. Assuming the Financing is funded in accordance with the Financing Commitment, and satisfaction of Parent’s and Merger Sub’s conditions to Closing, the accuracy of the representations and warranties set forth in Section 5.1(b) and performance by the Company in all material respects of its obligations under this Agreement, Parent and Merger Sub will have at and after the Closing funds sufficient to (i) pay the aggregate Per Share Merger Consideration, (ii) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Merger and the Financing, (iii) pay for any refinancing of any outstanding indebtedness of the Company contemplated by this Agreement or the Financing Commitments and (iv) satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Corporation contemplated hereunder.

(ii) The term “Knowledge” when used in this Agreement with respect to Parent shall mean the actual knowledge of the individuals set forth on Schedule A attached hereto.

(iii) The term “Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing or other financings (other than the Equity Financing) in connection with the transactions contemplated hereby and their respective Affiliates, including the parties to the Debt Financing Commitments and any joinder agreements or credit agreements relating thereto.

(f) Capitalization. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which shares are outstanding and all of which have been duly authorized and are validly issued, fully paid and nonassessable. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or an affiliate of Parent, free and clear of all Liens. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement. As of the date hereof, the outstanding equity interests of Parent are, and at the Effective Time will be, owned by the Guarantors or affiliates or designees of the Guarantors. Parent has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than the Financing Commitments, those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(g) Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability if the Closing does not occur.

(h) Solvency. Assuming (i) the accuracy of the representations and warranties set forth in Section 5.1, (ii) satisfaction of the conditions to Parent’s obligation to consummate the Merger, or waiver of such conditions, and (iii) the most recent financial forecasts of the Company and its Subsidiaries made available to Parent have been prepared in good faith upon assumptions that were and continue to be reasonable, and after giving effect to the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the aggregate Per Share Merger Consideration, any other repayment or refinancing of debt contemplated in this Agreement or the Financing Commitments, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the value of all “liabilities of such Person, including a reasonable estimate of contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including a reasonable estimate of contingent and other liabilities” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

(i) No Competing Businesses. As of the date of this Agreement, to the Knowledge of Parent, none of Parent’s Affiliates are engaged in, and neither Parent nor any of its Affiliates “beneficially owns” (as such phrase is defined in Rule 13d-3 of the Exchange Act), as of the date hereof, any equity securities (including any securities that may be acquired through the exchange or exercise of rights, warrants or options) constituting more than 5% of the outstanding capital stock of any Person primarily engaged, as of the date hereof, in the businesses of providing drug discovery, drug development or drug lifecycle management services anywhere in the world (a “Competing Business”).

(j) Guarantees. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Guarantees. Each of the Guarantees is in full force and effect and is a valid, binding and enforceable obligation of the applicable Guarantor, subject to the Bankruptcy and Equity Exception. No event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under its Guarantee.

(k) Ownership of Shares. As of the date of this Agreement, neither Parent nor Merger Sub nor, to the Knowledge of Parent, any of their Affiliates “beneficially owns” (as such phrase is defined in Rule 13d-3 of the Exchange Act) shares of capital stock of the Company representing more than 5% of the outstanding shares of capital stock of the Company.

(l) Absence of Certain Agreements. As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), pursuant to which: (i) any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Superior Proposal; (ii) any third party (other than limited partners and other investors and co-investors of Guarantors and their affiliates) has agreed to provide, directly or indirectly, equity capital (other than pursuant to the Equity Financing Commitment) to Parent or the Company to finance in whole or in part the Merger; or (iii) except as expressly contemplated by this Agreement, any current employee of the Company has agreed to (x) remain as an employee of the Company or any of its Subsidiaries following the Effective Time (other than pursuant to any employment Contracts in effect as of the date hereof), (y) contribute or roll-over any portion of such employee’s Shares, Company Options, Restricted Shares and/or RSUs to the Company or its Subsidiaries or Parent or any of its Affiliates or (z) receive any capital stock or equity securities of the Company or any of its Subsidiaries or Parent or any of its Affiliates.

(m) No Other Company Representations or Warranties. Except for the representations and warranties set forth in Section 5.1, Parent and Merger Sub hereby acknowledge and agree that neither the Company nor any of its Subsidiaries, nor any of their respective shareholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Merger Sub. Except as expressly provided in this Agreement, neither the Company nor any of its Subsidiaries, nor any of their respective shareholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any other Person, or the use by Parent, Merger Sub or any other Person, of any such information provided or made available to them by the Company or any of its Subsidiaries, or any of their respective shareholders, directors, officers, employees, affiliates, advisors, agents or representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or any other Person in certain “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of any of the transactions contemplated by this Agreement.

(n) Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and might continue to receive from the Company estimates, projections, forecasts and other forward-looking information, as well as business plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that, except as expressly provided in this Agreement,

Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective shareholders, directors, officers, employees, affiliates, advisors, agents or representatives, or any other Person, with respect thereto. Accordingly, Parent and Merger Sub hereby acknowledge that none of the Company nor any of its Subsidiaries, nor any of their respective shareholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

ARTICLE VI

Covenants

6.1. Interim Operations.

(a) Except as (x) required by applicable Law, (y) otherwise expressly contemplated or expressly required by this Agreement or (z) otherwise set forth in Section 6.1 of the Company Exceptions Letter, the Company covenants and agrees that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing, such approval not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause its Subsidiaries to, conduct their business in the ordinary course consistent with past practices and, to the extent consistent therewith, it shall, and shall cause its Subsidiaries, to use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, employees and business associates. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except as (A) required by applicable Law, (B) otherwise expressly contemplated or expressly required by this Agreement, (C) Parent may approve in writing (such approval not to be unreasonably withheld, delayed or conditioned) or (D) set forth in Section 6.1 of the Company Exceptions Letter, the Company will not and will not permit its Subsidiaries to:

(i) adopt any change in its articles of incorporation or bylaws or other applicable governing instruments;

(ii) merge or consolidate with any other Person or restructure, reorganize or completely or partially liquidate the Company or any of its Subsidiaries;

(iii) acquire by merger, consolidation, acquisition of stock or assets or otherwise any corporation, partnership or other business organization or any property or assets from any other Person with a value or purchase price in excess of $5 million individually or in the aggregate other than the purchase of inventory and other assets in the ordinary course of business or pursuant to existing Contracts which have been made available to Parent prior to the date hereof;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of, or other equity interests in, the Company or any its Subsidiaries (other than (A) the issuance of Shares upon the exercise of vested Company Options or vesting of, or distribution under, RSUs (and dividend equivalents thereon, if applicable), in each case, in accordance with the terms in effect on the date hereof, or (B) the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock or equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such equity interests or such convertible or exchangeable securities;

(v) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $5 million in the aggregate, except those previously committed to pursuant to Material Contracts which have been made available to Parent prior to the date hereof;

(vi) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (x) regular quarterly dividends on Company common stock not to exceed $0.15 per share of such Company common stock and (y) dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

(vii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the acquisition of any shares tendered by current or former employees or directors in order to pay Taxes in connection with the exercise or vesting of Company Options, Restricted Shares or RSUs, provided that any such acquisition is in the ordinary course of business);

(viii) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person (other than a wholly owned Subsidiary of the Company), or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for indebtedness drawn on the Company’s existing line of credit in the ordinary course of business consistent with past practice, not to exceed $5 million in the aggregate;

(ix) make any material changes with respect to any method of Tax or financial accounting policies or procedures, except as required by changes in GAAP or by a Governmental Entity;

(x) subject to Section 6.17, settle or compromise any litigation, audit, claim or action against the Company or any of its Subsidiaries other than settlements or compromises of any litigation, audit, claim or action where the amount paid in settlement or compromise does not exceed $5 million individually or $15 million in the aggregate and where no material equitable relief is imposed on the Company, its Subsidiaries or any of their respective assets;

(xi) make any material Tax election, file any material amended Tax Return, settle or compromise any material Tax liability other than settlements or compromises where the amount paid in settlement or compromise does not exceed $5 million individually or $15 million in the aggregate, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(xii) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, product lines or businesses of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, with a value in excess of $5 million in the aggregate, except for (A) sales and services of the Company and its Subsidiaries in the ordinary course of business, (B) dispositions of obsolete or worthless assets and (C) transfers among the Company and its wholly owned Subsidiaries;

(xiii) (A) grant or provide any severance or termination payments or benefits to any director, consultant or employee of the Company or any of its Subsidiaries except to any employee who is not a Senior Employee in the ordinary course of business consistent with past practices; (B) increase in any manner the compensation, bonus, fringe or other benefits of, or grant any bonuses to, any director, consultant or employee of the Company or any of its Subsidiaries, except in respect of any employee who is not a Senior Employee in the ordinary course of business consistent with past practices (including in connection with promotions of such employees in the ordinary course of business consistent with past practice); (C) make or amend in any respect any equity or equity based award or compensation to any officer, director, employee, consultant or other Person; (D) establish, adopt, terminate or amend any Benefit Plan (other than routine and non-material changes to welfare plans) or accelerate or modify the vesting or conditions of any compensation for the benefit of any Person; (E) establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, consultants, officers or employees or any of their beneficiaries; (F) enter into or amend any employment or consulting agreement with any current or former director or Senior Employee; (G) terminate or give notice to terminate the employment of any Senior Employee; or (H) hire or commit to hire, or engage a search firm to seek candidates to be hired as, an executive officer;

(xiv) except as set forth in the capital budgets set forth in Section 6.1(a)(xiv) of the Company Exceptions Letter, make or authorize any capital expenditures in excess of $5 million in the aggregate;

(xv) (i) modify or amend in any material respect, terminate (other than in accordance with its terms), cancel or extend any Material Contract (or any Contract described in clause (ii)) or expressly waive any material benefits under any Material Contract (or any Contract described in clause (ii)) or (ii) enter into any Contract that if in effect on June 30, 2011 or the date hereof would be a Material Contract; provided, however, that the Company and its Subsidiaries shall be permitted to take the actions restricted in this subsection (xv) if such actions are taken in the ordinary course of business consistent with past practice; or

(xvi) agree, authorize or commit to do any of the foregoing.

(b) Neither Parent nor Merger Sub shall knowingly take or permit any of their Affiliates to take any action that is, to the Knowledge of Parent, reasonably likely to prevent or delay the consummation of the Merger.

(c) Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.2. Acquisition Proposals; Go-Shop Period.

(a) Go-Shop Period. Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern time) on the 30th calendar day after the date of this Agreement (the “Go-Shop Period”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to: (i) initiate, solicit and encourage any inquiry or the making of any proposals or offers that constitute Acquisition Proposals, including by way of providing access to non-public information to any Person pursuant to confidentiality agreements on customary terms not materially more favorable to such Person than those contained in the Confidentiality Agreements (it being understood that such confidentiality agreements need not prohibit the making or amendment of an Acquisition Proposal); provided that the Company shall promptly (and in any event within 24 hours thereafter) make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that the Company provides to any Person given such access that was not previously made available to Parent or Merger Sub; and (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals.

(b) No Solicitation or Negotiation. Except as expressly permitted by this Section 6.2 and except as may relate to any Person, group of Persons or group that includes any Person or group of Persons from whom the Company has received during the Go-Shop Period a bona fide written Acquisition Proposal that the Board of Directors of the Company or any committee thereof determines in good faith (after consultation with its outside legal counsel and independent financial advisor) prior to the No-Shop Period Start Date is reasonably likely to result in a Superior Proposal (any such Person or group of Persons, an “Excluded Party”), the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, (i) at 12:00 a.m. on the 31st calendar day after the date of this Agreement (the “No-Shop Period Start Date”) immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and request promptly that such Persons return or destroy all confidential information concerning the Company and its Subsidiaries provided by or on behalf of the Company or its Subsidiaries and (ii) from the No-Shop Period Start Date until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, not (A) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information concerning the Company or its Subsidiaries to, or otherwise cooperate with, any Person relating to, any Acquisition Proposal, (C) enter into any agreement or agreement in principle with respect to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.2(c)), or (D) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal. Notwithstanding the foregoing, a Person or group shall cease to be an Excluded Party when the ultimate equityholder(s) of such Person or group, as of the No-Shop Period Start Date, cease to provide (directly or indirectly) at least 50% of the equity financing (measured by voting power and value) of such Person or group at any time following the No-Shop Period Start Date and the Company receives actual notice or obtains actual knowledge thereof.

(c) Conduct Following No-Shop Period Start Date. Notwithstanding anything in this Agreement to the contrary but subject to the last sentence of this Section 6.2(c), at any time following the No-Shop Period Start Date and prior to the time, but not after, the Company Requisite Vote is obtained, if the Company receives a bona fide written Acquisition Proposal from any Person that did not result from a material breach of Section 6.2(b), the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and, subject to compliance with this Section 6.2 and after giving written notice to Parent, (i) the Company and its Representatives may provide non-public information concerning the Company and its Subsidiaries in response to a request therefor by such Person if the Company receives from such Person an executed confidentiality agreement on customary terms not materially more favorable to such Person than those contained in the Confidentiality Agreements (it being understood that such confidentiality agreement need not prohibit the making or amendment of an Acquisition Proposal); provided that the Company shall promptly (and in any event within 24 hours thereafter) make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that the Company made available to any Person given such access which was not previously made available to Parent or Merger Sub; (ii) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person and (iii) after having complied with Section 6.2(e), the Board of Directors of the Company or any committee thereof may authorize, adopt, approve, recommend or otherwise declare advisable or propose to authorize, adopt, approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (i) or (ii) above, the Board of Directors of the Company or any committee thereof determines in good faith (after consultation with its outside legal counsel) that failure to take such action is reasonably likely to constitute a breach of the directors’ duties under applicable Law, (y) in each such case referred to in clause (i) or (ii) above, the Board of Directors of the Company or any committee thereof has determined in good faith (after consultation with its outside legal counsel and independent financial advisor) that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal, and (z) in the case referred to in clause (iii) above, the Board of

Directors of the Company or any committee thereof determines in good faith (after consultation with its outside legal counsel and independent financial advisor and after complying with Section 6.2(e)) that such Acquisition Proposal is a Superior Proposal. For the avoidance of doubt, notwithstanding the occurrence of the No-Shop Period Start Date, the Company may continue to engage in the activities described in Section 6.2(a) with respect to any Excluded Party, including with respect to any amended proposal submitted by any Excluded Party following the No-Shop Period Start Date, and the restrictions in Section 6.2(b) shall not apply with respect thereto.

(d) Definitions. For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal or offer with respect to (i) a merger, consolidation, business combination or similar transaction involving the Company and/or any of its Subsidiaries or, (ii) any acquisition by any Person or group of Persons, whether by tender offer or share exchange or in any other manner, which if consummated would result in, any Person or group of Persons becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, more than 20% of the total voting power or of any class of equity securities of the Company, or more than 20% of the consolidated total assets (including, equity securities of its Subsidiaries) of the Company and its Subsidiaries, taken as a whole, in each case other than the transactions contemplated by this Agreement.

(ii) “Superior Proposal” means an Acquisition Proposal (with the percentages set forth in the definition of such term changed from 20% to 50%), that the Board of Directors of the Company or any committee thereof has determined in its good faith judgment (after consultation with its outside legal counsel and independent financial advisor) (i) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal (including the financing thereof) and the Person making the proposal, and (ii) would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transaction contemplated by this Agreement (taking into account the conditionality and the timing and likelihood of consummation as compared to the transactions contemplated under this Agreement as it may be amended or proposed to be amended by Parent in accordance with Section 6.2(e) below).

(iii) “Excluded Party Superior Proposal” means any Superior Proposal made by an Excluded Party.

(e) No Change in Recommendation or Alternative Acquisition Agreement. Except as set forth in this Section 6.2(e), Section 6.2(f), Section 8.3(a) or Section 8.3(c), the Board of Directors of the Company and each committee thereof shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger or adopt, authorize, approve or recommend or otherwise declare advisable, or propose publicly to approve or recommend, or resolve to approve or recommend, any Acquisition Proposal (it being understood that the Board of Directors of the Company may take no position with respect to an Acquisition Proposal until the close of business on the 10th business day after the commencement of such Acquisition Proposal pursuant to Rule 14d-2 under the Exchange Act without such action being considered an adverse modification); or

(ii) except as expressly permitted by Section 8.3(a), cause or permit the Company to enter into any letter of intent, acquisition agreement, merger agreement or similar definitive agreement (other than a confidentiality agreement referred to in Section 6.2(a) or Section 6.2(c)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Company Requisite Vote is obtained, the Board of Directors of the Company and any committee thereof may withhold, withdraw, qualify or modify the Company Recommendation or approve, recommend or otherwise declare advisable any Acquisition Proposal that the Board of Directors of the Company or any committee thereof believes in good faith is a Superior Proposal (including any Excluded Party Superior Proposal) made after the date hereof, if the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with outside legal counsel, that, solely as a result of (x) an event, development, occurrence, or change in circumstances or facts (in each case, other than an Acquisition Proposal) occurring or arising after the date hereof, which event, development, occurrence, or change in circumstances or facts did not exist or was not actually known by the Board of Directors of the Company as of the date of this Agreement, or (y) a Superior Proposal, the failure to do so is reasonably likely to be inconsistent with its duties under applicable Law (a “Change of Recommendation”) and may also take action pursuant to Section 8.3(a) or Section 8.3(c); provided, however, that the Company shall not effect a Change of Recommendation in connection with a Superior Proposal, or take any action pursuant to Section 8.3(a) with respect to a Superior Proposal unless: (x) the Company notifies Parent in writing, 72 hours in advance, that it intends to effect a Change of Recommendation in connection with a Superior Proposal, or to take action pursuant to Section 8.3(a) with respect to a Superior Proposal, which notice shall specify the identity of the party who made such Superior Proposal and all of the material terms and conditions of such Superior Proposal and attach the most current version of the agreement reflecting such terms and conditions; (y) after providing such notice and prior to making such Change of Recommendation in connection with a Superior Proposal, or taking any action pursuant to Section 8.3(a) with respect to a Superior Proposal, the Company shall negotiate in good faith with Parent during such 72 hour period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would permit the Board of Directors of the Company not to effect a Change of Recommendation in connection with a Superior Proposal or to take such action pursuant to Section 8.3(a) in response to a Superior Proposal; and (z) the Board of Directors of the Company shall have considered in good faith any changes to this Agreement, the Financing Commitments and the Guarantees offered in writing by Parent in a manner that would form a binding contract if accepted by the Company and shall have determined in good faith (after consultation with its outside legal counsel and independent financial advisor) that the Superior Proposal, would continue to constitute a Superior Proposal if such changes offered in writing by Parent were to be given effect; provided that, for the avoidance of doubt, the Company shall not effect a Change of Recommendation in connection with a Superior Proposal, or take any action pursuant to Section 8.3(a) with respect to a Superior Proposal, prior to the time that is 72 hours after it has provided the written notice required by clause (x) above; provided further that in the event that the Acquisition Proposal is thereafter modified by the party making such Acquisition Proposal, the Company shall provide written notice of such modified Acquisition Proposal and shall again comply with this Section 6.2(e), except that the deadline for such new written notice shall be reduced to 24 hours (rather than the 72 hours otherwise contemplated by this Section 6.2(e)) and the time the Company shall be permitted to effect a Change of Recommendation in connection with a Superior Proposal, or to take action pursuant to Section 8.3(a) with respect to a Superior Proposal, shall be reduced to the time that is 24 hours after it has provided such written notice (rather than the time that is 72 hours otherwise contemplated by this Section 6.2(e)).

(f) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company or the Board of Directors of the Company or any committee thereof from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders), or (ii) making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company); provided, that in no event shall this Section 6.2(f) affect the obligations of the Company specified in Sections 6.2(b), (d), (e) and (g) (and for the avoidance of doubt, nothing in this Section 6.2(f) shall effect a determination that a Change of Recommendation has occurred).

(g) Notice. Within three business days following the No-Shop Period Start Date, the Company shall notify Parent of the number of Excluded Parties and provide Parent with a written summary of the material terms and conditions of any Acquisition Proposal received from any Excluded Party (which material terms and conditions shall include the identity of the Person or group of Persons making the Acquisition Proposal). From and after the No-Shop Period Start Date, the Company agrees that it will promptly (and, in any event, within 24 hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the identity of the Person making the proposal or offer and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed of the status of any such discussions or negotiations. In the event that any party modifies its Acquisition Proposal in any material respect, the Company shall notify Parent orally and in writing within 24 hours of receipt of such modification of the fact that such Acquisition Proposal has been modified and the terms of such modification (including, if applicable, copies of any written documentation reflecting such modification). The Company agrees that it and its Subsidiaries will not enter any confidentiality agreement subsequent to the date hereof which prohibits the Company from providing to Parent such material terms and conditions and other information. The Company shall promptly (and in any event within two business days thereafter) notify Parent of the identity of any Person with which the Company enters into such a confidentiality agreement.

6.3. Proxy Filings; Information Supplied. The Company shall prepare and file with the SEC, as promptly as practicable and, in any event on or before the date that is 15 business days after the date hereof, a proxy statement in preliminary form relating to the Shareholders

Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Company agrees that at the date of mailing to shareholders of the Company and at the time of the Shareholders Meeting, (i) the Proxy Statement will comply with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent and Merger Sub agree that none of the information supplied by either of them or any of their Affiliates for inclusion in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent an opportunity to review and comment on such document or response and shall consider in good faith any comments reasonably proposed by Parent.

6.4. Shareholders Meeting. The Company will take, in accordance with applicable Law and its articles of incorporation and bylaws, all reasonable action necessary to convene a meeting of record holders of Shares (the “Shareholders Meeting”) as promptly as practicable (and in any event no more than 21 business days) after the date of mailing of the Proxy Statement to consider and vote upon the adoption of this Agreement; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Shareholders Meeting (i) with the consent of Parent, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of the Company has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders Meeting, (iv) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Requisite Vote, (v) if required by Law, or (vi) if the Company has provided a written notice to Parent and Merger Sub pursuant to Section 6.2(e) that it intends to make a Change of Recommendation in connection with a Superior Proposal or take action pursuant to Section 8.3(a) with respect to a Superior Proposal and the deadline contemplated by Section 6.2(e) with respect to such notice has not been reached. Subject to Section 6.2, the Board of Directors of the Company shall recommend such adoption, shall include such recommendation in the Proxy Statement and shall take all reasonable lawful action to solicit such adoption of this Agreement.

6.5. Filings; Other Actions; Notification.

(a) Proxy Statement. The Company shall promptly notify Parent of the receipt of all comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC. The Company shall cause the definitive Proxy Statement to be mailed promptly (and in any event within three business days) after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(b) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable the expiration or termination of any applicable waiting period, and to obtain all necessary actions, nonactions, waivers, consents, registrations, approvals, permits and authorizations that may be required, necessary or advisable to be obtained from any third party and/or any Governmental Entity (including any Governmental Antitrust Entity) in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including under the HSR Act, the ECMR and any other applicable Antitrust Law. The parties hereto agree to use good faith efforts to cause the Closing to occur on or prior to December 30, 2011, if practicable and subject to the other terms and conditions of this Agreement. In furtherance of and not in limitation of the foregoing, Parent and the Company each shall file the initial pre-merger notifications with respect to this Agreement and the transactions contemplated herein required under the HSR Act no later than 10 business days after the date of this Agreement. Parent and the Company shall also make all notifications, reports, applications or other filings, and take all other actions, that may be reasonably necessary, proper or advisable, under the ECMR and any other applicable Antitrust Law as soon as practicable; provided, that the parties will use reasonable best efforts to make such notifications, reports, applications and other filings no later than 15 business days after the date of this Agreement and in any event will make all initial (draft, where applicable) notifications, reports, applications and other filings within 20 business days after the date of this Agreement. The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act, the ECMR and any other applicable Antitrust Law. Parent will not withdraw its initial filing under the HSR Act, the ECMR or any other Antitrust Law, as the case may be, and refile any of them, unless the Company has consented in advance to such withdrawal and refiling. The Company and Parent shall not enter into any agreement with a Governmental Entity (including any Governmental Antitrust Entity) to extend any waiting period, or to delay or not to consummate the Merger under the HSR Act, the ECMR or any other applicable Antitrust Law. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, the ECMR and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c) Information. Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Affiliates to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement, including under the HSR Act, the ECMR and any other applicable Antitrust Law.

(d) Status. Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Affiliates, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its Affiliates, officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Merger and the other transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(e) Antitrust Matters. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 6.5, each of the Company (in the case of clauses (i) and (iv) of this Section 6.5(e) set forth below) and Parent (in all cases set forth below) agree to take or cause to be taken the following actions:

(i) to provide any information, document or filing or any supplementary information, document or filings reasonably requested or required by any Governmental Entity with jurisdiction over enforcement of applicable Antitrust Law (a “Governmental Antitrust Entity”) as promptly as practicable;

(ii) to cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry or proceeding, judicial or administrative, including any proceeding initiated by a Governmental Antitrust Entity or private party;

(iii) to use its reasonable best efforts to avoid the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment, investigation or Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement; and

(iv) to contest, resist, defend and resolve any lawsuit or other legal proceeding, whether judicial or administrative, challenging this Agreement or the consummation of the transaction contemplated by it, and in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, to use its reasonable best efforts to take any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by this Section 6.5(e)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

Notwithstanding anything in this Agreement to the contrary, the obligations of Parent under this Section 6.5 shall include Parent committing to: (A) selling, divesting, or otherwise conveying particular assets, categories, portions or parts of assets or businesses of Parent and its Subsidiaries; (B) agreeing to sell, divest, or otherwise convey any particular asset, category, portion or part of an asset or business of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time; (C) agreeing to permit the Company to sell, divest, or otherwise convey any of the particular assets, categories, portions or parts of assets or business of the Company or any of its Subsidiaries prior to the Effective Time; and (D) licensing, holding separate or entering into similar arrangements with respect to its respective assets or the assets of the Company or conduct of business arrangements or terminating any and all joint venture, strategic partnership and other similar agreements as a condition to obtaining any and all expirations of waiting periods under the HSR Act or consents from any Governmental Antitrust Entity necessary to consummate the transactions contemplated hereby, in each case, to the extent such action is reasonably necessary to avoid, prevent, eliminate or remove the actual or threatened (x) commencement of any investigation or proceeding in any forum or (y) issuance or enactment of any order, decree, decision, determination, judgment or Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger and the other transactions contemplated hereby by any Governmental Antitrust Entity. All efforts described in this Section 6.5(e) shall not be qualified by reasonable best efforts and no actions taken pursuant to clauses (A)-(D) of this paragraph shall be considered for purposes of determining whether a Company Material Adverse Effect has occurred.

6.6. Access and Reports. Subject to applicable Law (including any applicable privacy and data security Law), from the date hereof throughout the period prior to the Effective Time, the Company shall (and shall cause its Subsidiaries to) (a) upon reasonable prior written notice, afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours, to its employees, properties, books, contracts and records, (b) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested by Parent, and (c) use its reasonable best efforts to, within 20 days after the end of each month following the date hereof, furnish to Parent an unaudited monthly consolidated statements of operations for the Company and its Subsidiaries; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify or supplement any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality or (ii) to disclose any privileged information of the Company or any of its Subsidiaries (it being agreed that, in the event that the restrictions of clauses (i) or (ii) apply, that the Company shall provide Parent with a reasonably detailed description of the information not provided and the Company and Parent shall cooperate in good faith to design and implement alternative disclosure arrangements to enable Parent to evaluate any such information without violating the applicable privilege or breaching the Company’s obligation to any third party). All requests for information made pursuant to this Section 6.6 shall be directed to the General Counsel of the Company or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreements.

6.7. Stock Market De-listing. Parent shall cause the Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as soon as practicable following the Effective Time.

6.8. Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter (unless and until a Change of Recommendation has occurred or in connection with Section 6.2(f)) the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

6.9. Employee Benefits.

(a) During the period commencing at the Effective Time and ending on December 31, 2012, Parent shall cause the Surviving Corporation to provide individuals who are employees of the Company and its Subsidiaries at the Effective Time with (i) base salary or base hourly wage which are no less than the base salary or base hourly wage provided by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) employee benefits, including cash-based bonus opportunities, that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries immediately prior to the Effective Time, and (iii) severance benefits that are no less favorable than those set forth in Section 6.9(a) of the Company Exceptions Letter; provided, however, that in no event shall Parent or any of its Affiliates (including the Surviving Corporation) be required to take into account any equity compensation or bonus performance targets when determining whether employee benefits are substantially comparable.

(b) Parent shall cause any of its employee benefit plans that the employees of the Company and its Subsidiaries are entitled to participate in to take into account for purposes of eligibility, vesting and benefit accrual thereunder (other than any benefit accrual under any defined benefit pension plans), service by employees of the Company and its Subsidiaries as if such service were with Parent, to the same extent such service was credited under a comparable plan of the Company or any of its Subsidiaries (except to the extent it would result in a duplication of benefits).

(c) Parent shall, and shall cause the Surviving Corporation and any successor thereto to, honor the Company’s and its Subsidiaries’ obligations under the agreements identified in Section 6.9(c) of the Company Exceptions Letter in accordance with their terms.

(d) Parent hereby acknowledges and agrees that it will cause the Surviving Corporation to make payments to participants in the Company’s Employee Incentive Compensation Plan for the Company’s 2011 fiscal year as determined by the board of directors of the Surviving Corporation in good faith consistent with the past practices of the Compensation Committee of the Board of Directors of the Company relating to the administration of the Company’s annual employee incentive compensation plans and pursuant to the terms of, and timing under, such plan.

(e) Parent hereby acknowledges that a “change in control” or “change of control” within the meaning of the Benefit Plans identified in Section 6.9(e) of the Company Exceptions Letter will occur upon the Effective Time.

(f) Prior to the Effective Time (but not earlier than 30 days prior to the Effective Time), the Company shall take all actions necessary or advisable (including all actions reasonably requested by Parent) to terminate and liquidate, in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), the Company’s Deferred Compensation Plan for Non-Employee Directors and Deferred Compensation Plan for Executives (together, the “Deferred Compensation Plans”), such that (i) the cash account balances of the participants in the Deferred Compensation Plans shall be distributed to such participants no later than 12 months after the Effective Time, and (ii) the RSU accounts of the participants in the Deferred Compensation Plans shall be treated in accordance with Section 4.3.

(g) Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any Benefit Plan, (ii) give any employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third party any right to enforce the provisions of this Section 6.9 or (iii) obligate Parent, the Surviving Corporation or any of their Affiliates to (A) maintain any particular benefit plan or (B) retain the employment of any particular employee.

(h) The Company and its Subsidiaries shall comply with all obligations under any Applicable Laws to notify and/or consult with any non-U.S. employees or other service providers or any of their employee representatives, unions, works councils or other representative bodies, if any, and shall provide prior notice to Parent of any consultations with such representatives and shall allow Parent to participate in such consultations. The Company shall provide to Parent such information and access to such employees, service providers or representatives as may required for Parent to comply with any notification and/or consultation obligations, in each case in connection with the transactions contemplated by this Agreement.

6.10. Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article IV. Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement and the financing thereof (collectively, the “Expenses”) shall be paid by the party incurring such expense except, subject to the terms of this Agreement, (a) for Parent’s reimbursement obligations pursuant to Section 6.14(b) and (b) for Parent’s indemnification obligations pursuant to Section 6.14(b).

6.11. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation agrees that it will (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted under applicable Law (and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) also advance expenses as incurred to the fullest extent permitted under applicable Law), each current and former director and officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s insurance carriers as of the date hereof with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby), provided that the cost thereof does not exceed an amount (the “Maximum Premium Amount”) equal to 300% of the annual premiums currently paid by the Company for such insurance for the 2011-2012 policy year (which premium amount the Company represents and warrants is as set forth in Section 6.11 of the Company Exceptions Letter). If the Company or the Surviving Corporation, as applicable, for any reason fail to obtain such insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable commercial efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date hereof with respect to any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of the Maximum Premium Amount; and provided, further, that if the annual premiums of such insurance coverage exceed the Maximum Premium Amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium Amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(d) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, who are third party beneficiaries of this Section 6.11.

(e) The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the articles of incorporation, bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the articles of incorporation, bylaws or comparable governing documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

6.12. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions. Neither the Company nor its Board of Directors (or any committee thereof) shall take any action to permit any Takeover Statute to become applicable to the Merger or other transactions contemplated by this Agreement.

6.13. Parent Vote.

(a) Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Shares beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the adoption of this Agreement at any meeting of shareholders of the Company at which this Agreement shall be submitted for adoption and at all adjournments or postponements thereof (or, if applicable, by any action of shareholders of the Company by consent in lieu of a meeting).

(b) Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Article 7 of the NCBCA and in its capacity as the sole shareholder of Merger Sub, a written consent adopting the Agreement.

6.14. Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Financing Commitments and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under the Financing Commitments if such amendment, modification or waiver would (x) reduce the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing or similar fee) unless the Equity Financing is increased by a corresponding amount, or (y) impose new or additional conditions, or otherwise amend, modify or expand any conditions, to the receipt of the Debt Financing in a manner that would reasonably be expected to (I) delay (taking into account the Marketing Period) or prevent the Closing, (II) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (III) adversely impact the ability of Parent to enforce its rights against the other parties to the Debt Financing Commitments or the definitive agreements with respect thereto, the ability of Parent to consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby. Subject to the limitations set forth in this Section 6.14 and provided that the representations set forth in Section 5.2(e) shall be true and correct giving effect to such replacement or amendment, Parent and Merger Sub may replace or amend the Debt Financing Commitments to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Financing Commitments as of the date hereof, if the addition of such additional parties, individually or in the aggregate, would not be reasonably likely to (I) delay (taking into account the Marketing Period) or prevent the Closing, (II) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (III) adversely impact the ability of Parent to enforce its rights against the other parties to the Debt Financing Commitments or the definitive agreements with respect thereto, the ability of Parent to consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby. For purposes of this Section 6.14, references to “Financing” shall include the financing contemplated by the Financing Commitments as permitted to be amended or modified by this Section 6.14(a) and references to “Financing Commitments” or “Debt Financing Commitments” shall include such documents as permitted to be amended or modified by this Section 6.14(a). Without limiting the foregoing, Parent and Merger Sub shall use their reasonable best efforts to (i) maintain in full force and effect the Debt Financing Commitments in accordance with their terms, (ii) satisfy all conditions and covenants applicable to Parent and Merger Sub in the Debt Financing Commitments (including by consummating the financing pursuant to the terms of the Equity Financing Commitments) and otherwise comply with its obligations thereunder, in each case, that are within Parent’s or any of its Affiliates’ control, (iii) enter into definitive agreements with respect thereto on the terms and conditions (including the flex provisions) contemplated by the Debt Financing Commitments or on such terms acceptable to Parent and the Financing Sources, (iv) consummate the Financing at the Closing, (v) enforce its rights under the Debt Financing Commitments and (vi) subject to the satisfaction or waiver of the conditions set forth in the Debt Financing Commitments, cause the lenders and other Persons providing Financing to fund on the Closing Date the Financing contemplated to be funded on the Closing Date by the Debt Financing Commitments (or such lesser amount as may be required to consummate the Merger and the other transactions contemplated hereby). Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice: (A) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or default) by any party to any Financing Commitment or definitive document related to the Financing of which Parent or its Affiliates becomes aware; (B) of the receipt of any written notice or other written communication from any Person with respect to any actual or potential breach, default, termination or repudiation by any party to any Financing Commitment or any definitive document related to the Financing or any provisions of the Financing Commitments or any definitive document related to the Financing; and (C) if for any reason Parent or Merger Sub believes in good faith it will not be able to obtain all or any portion of the Financing on the terms or in the manner contemplated by the Financing Commitments or the definitive documents related to the Financing; provided, that in no event will Parent or Merger Sub be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Parent and Merger Sub shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege. As soon as reasonably practicable, but in any event within three business days after the date the Company delivers Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence. If any portion of the Debt Financing becomes unavailable on substantially the terms and conditions (including the flex conditions) contemplated in the Debt Financing Commitments, Parent shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources on terms and conditions that are no less favorable to Parent (taking into account any flex provisions) than those set forth in the Debt Financing Commitment, in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event but no later than the last business day of the Marketing Period.

For purposes of this Agreement, “Marketing Period” shall mean the first period of 18 consecutive business days after the date of this Agreement throughout which (A) Parent shall have the Essential Marketing Information, during which period such information shall remain compliant in all material respects at all times with the applicable provisions of Regulation S-X and Regulation S-K under the Securities Act, and (B) the conditions set forth in Section 7.1 shall have been satisfied or waived (other than those conditions that by their nature can only by satisfied at Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during the 18 consecutive business days of such period; provided that such 18 consecutive day period shall be reduced to 15 consecutive business days if Parent shall have the Essential Marketing Information at least three (3) business days prior to the commencement of such 15 consecutive day period and such information shall remain compliant in all material respects with the applicable provisions of Regulation S-X and Regulation S-K under the Securities Act, at all times during such consecutive 15 business day period; provided, further, that if the Marketing Period has not ended on or prior to November 22, 2011 and would otherwise include November 23, 2011, November 24, 2011 or November 25, 2011, it shall not be required to be consecutive solely to the extent it would include November 23, 2011, November 24, 2011 or November 25, 2011 and the Marketing Period will be extended by the number of days in such period that would otherwise be included in the Marketing Period; and provided, further, that if the Marketing Period has not ended on or prior to December 19, 2011, the Marketing Period shall not be deemed to have commenced prior to January 4, 2012 for any purpose hereunder; and provided, further, that if not reduced to 15 consecutive business days as provided above, such 18 consecutive business day period will be reduced to 16 consecutive business days if such 16 consecutive business day period begins on or after November 28, 2011 and is completed on or before December 19, 2011, and provided, further, that the Marketing Period shall not be deemed to have commenced if, (w) prior to the completion of the Marketing Period, Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Company Reports or the Essential Marketing Information, (x) the financial statements included in the Essential Marketing Information that is available to Parent on the first day of the Marketing Period would not be sufficiently current on any day during such period to satisfy the requirements of Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such period, in which case the Marketing Period shall not be deemed to commence until receipt by Parent of updated Essential Marketing Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new 18 consecutive business day period, (y) prior to completion of the Marketing Period, the Company has issued a public statement indicating its intent to restate the historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence until such restatement has been completed and the relevant Company Report or Company Reports have been amended or the Company has announced that it has concluded that no restatement shall be required under GAAP or (z) the Company has been delinquent in filing any Quarterly Report on Form 10-Q or any Annual Report on Form 10-K, in which case the Marketing Period shall not be deemed to commence unless or until such delinquencies have been cured; provided that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing otherwise is obtained. For purposes of this Agreement, “Essential Marketing Information” shall mean, as of any date, (i) such financial statements, financial data and other information regarding the Company and its Subsidiaries of the type required in Registration Statements on Form S-1 by SEC Regulation S-X and SEC Regulation S-K under the Securities Act (including pro forma financial information, provided that it is understood that assumptions underlying the pro forma adjustments to be made are the responsibility of the Parent) for registered offerings of non-convertible debt securities, to the extent the same is of the type and form customarily included in private placements under Rule 144A under the Securities Act to consummate the offering of secured or unsecured senior notes and/or senior subordinated notes (including, even if not required by SEC Regulation S-X or SEC Regulation S-K under the Securities Act, pro forma and other financial data for the pertinent last twelve month periods), made on any date during the relevant period, and (ii) (A) such other information required by Sections 5 and 10 of Exhibit D to the Debt Financing Commitment, including such information and data as are otherwise necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in clause (i) of this definition (including “negative assurance” comfort) from the independent auditors of the Company and its Subsidiaries on any date during the relevant period and (B) drafts of such “comfort” letters which such auditors are prepared to issue upon completion of customary procedures, each in form and substance customary for high yield debt securities offerings; provided, however, that if the Company shall in good faith reasonably believe it has delivered the Essential Marketing Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in that notice unless Parent in good faith reasonably believes the Company has not completed delivery of the Essential Marketing Information and, within three business days of the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Essential Marketing Information that Parent reasonably believes the Company has not delivered). Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing.

(b) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use, and shall use its reasonable best efforts to cause the officers, employees, advisors and other Representatives of the Company and its Subsidiaries to use, reasonable best efforts to provide to Parent and Merger Sub, at Parent’s sole expense, all cooperation reasonably requested by Parent that is necessary in connection with the Debt Financing, including (i) furnishing Parent and Merger Sub and their Financing Sources the Essential Marketing Information and such other financial and other pertinent information regarding the Company as may be reasonably requested by Parent, (ii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and the Executive Chairman, Chief Executive Officer (if any), Chief Operating Officer, Chief Financial Officer and General Counsel of the Company and other members of senior management and Representatives of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, (iii) assisting Parent and its Financing Sources in the preparation of customary offering memoranda, bank information memoranda, authorization letters, confirmations and undertakings in connection with the Essential Marketing Information, the offering memoranda and the bank information memoranda (including with respect to presence or absence of material non-public information and the accuracy of the information contained therein), rating agency presentations and lender presentations relating to the Debt Financing, (iv) cooperating with the marketing efforts of Parent and its Financing Sources for all or any portion of the Debt Financing, (v) providing and executing documents as may be reasonably requested by Parent, including (A) documents requested by the Parent or its Financing Sources relating to the repayment of the existing indebtedness of the Company and its subsidiaries and the release of related liens, including customary payoff letters and (to the extent required) evidence that notice of such repayment has been timely delivered to the holders of such debt; (B) all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act; (C) a certificate of the Chief Financial Officer of the Company with respect to solvency matters substantially in the form attached to the Debt Financing Commitment; and (D) agreements, documents or certificates that facilitate the creation, perfection or enforcement of liens securing the Debt Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys, title insurance, landlord consent and access letters) as are requested by the Parent or its Financing Sources, (vi) executing and delivering any pledge and security documents and otherwise facilitating the pledging of collateral, (vii) using reasonable best efforts to satisfy the conditions precedent set forth in the Debt Financing Commitments or any definitive documentation relating to the Financing to the extent the satisfaction of such conditions requires the cooperation of or is within the control of the Company, (viii) using reasonable best efforts to cooperate with the Financing Sources’ due diligence investigation, to the extent customary and reasonable and not unreasonably interfering with the business of the Company and (ix) using commercially reasonable efforts to obtain accountant’s comfort letters and legal opinions reasonably requested by Parent and customary for financings similar to the Financing, including issuing any customary representations letters to Deloitte and Touche, LLP; provided, however, that, (a) irrespective of the above, no obligation of the Company or any of its Subsidiaries under any certificate, document or instrument (other than the authorization and representation letters referred to above) shall be effective until the Effective Time and none of the Company or any of its Subsidiaries shall be required to take any action under any certificate, document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Effective Time) or that would be effective prior to the Effective Time, (b) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries, and (c) none of the Company or any of its Subsidiaries shall be required to issue any offering or information document. None of the Company or any of its Subsidiaries shall be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) in connection with the Financing or any of the foregoing prior to the Effective Time. Parent shall indemnify and hold harmless the Company, its Subsidiaries and the Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 6.14(b)) and any information utilized in connection therewith (other than historical information relating to the Company or its Subsidiaries provided by the Company in writing specifically for use in the Financing offering documents). Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-

pocket costs incurred by the Company or its Subsidiaries in connection with this Section 6.14(b). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries.

(c) Except with respect to a lead debt agent, in no event shall Parent or any of its Affiliates prohibit any bank or investment bank or other potential provider of debt or equity financing not affiliated with Parent or the Guarantors, excluding the Company’s financial advisors, from providing financing or financial advisory services to any Person in connection with a transaction relating to the Company or its Subsidiaries or in connection with the Merger or the other transactions contemplated hereby. Each of the Confidentiality Agreements is hereby amended to (i) include in the definition of “Representatives” contained therein (A) all affiliated funds of the Guarantors and their respective limited partners, institutional investors with whom the Guarantors have existing relationships (provided such investors are not primarily engaged in the private equity business) and debt financing sources and (B) effective from and after the No-Shop Period Start Date, all other prospective equity investors, co-investors and equity financing sources of Parent and its members and its and their respective affiliates and their respective agents, advisors and representatives; provided that any such Person is not engaged in a Competing Business and does not beneficially own in excess of 10% of the outstanding voting stock or other voting equity securities of any Person engaged in a Competing Business and (ii) permit Parent and any lead debt agent to agree that such Financing Sources will not provide any financing to any Person (other than Parent or its Subsidiaries) in connection with a transaction relating to the Company or any of its Subsidiaries. The execution of this Agreement shall constitute written consent by the Company pursuant to each of the Confidentiality Agreements to all actions by Parent, Merger Sub, the members of Parent and their respective affiliates permitted or contemplated by this Agreement. Each of Carlyle Investment Management, L.L.C. and Hellman & Friedman Advisors LLC is an express, intended third party beneficiary of each waiver to, or amendment of, the Confidentiality Agreements contained herein.

(d) Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article VII and the limitations on remedies set forth in this Agreement, including Section 8.5 and Section 9.5.

6.15. No Parent Distributions. From the date of this Agreement until the Effective Time, Parent shall not declare, set aside, make or pay any dividend or other distribution with respect to any of its equity securities.

6.16. Resignations. The Company shall use its reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time, of those directors of any Subsidiary designated by Parent to the Company in writing at least 10 business days prior to the Closing.

6.17. Shareholder Litigation. In the event that any shareholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened, against the Company and/or the members of the Board of Directors of the Company prior to the Effective Time, the Company shall promptly notify Parent and shall keep Parent reasonably informed with respect to the status thereof. The Company shall reasonably consult with Parent with respect to the defense or settlement of any such shareholder litigation. Neither the Company nor any Subsidiary or Representative of the Company shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any such shareholder litigation or consent to the same unless Parent shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed).

6.18. Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.19. [Intentionally Omitted]

6.20. Cooperation Concerning Cash Repatriation.

(a) If requested in writing by Parent, the Company shall, and shall cause its Subsidiaries to, (i) take the actions described in Section 6.20 of the Company Exceptions Letter prior to the Effective Time and (ii) otherwise reasonably cooperate in good faith with Parent with respect to the actual or potential repatriation or other transfer of Offshore Cash to the Company to be held in the United States by the Company as cash in bank accounts registered in the name of the Company (including through one or more loans, dividends or other transfers) (such actual or potential transactions described in clause (i) or (ii), and any actual or potential post-closing distribution of loans to the Company or receivables from the Company created pursuant to the actions described in clause (i) or (ii), collectively, the “Repatriation”); provided, however, that, (x) except as required by Section 6.20 of the Company Exceptions Letter, such cooperation need not require the payment of any dividend prior to the Effective Time and (y) except as set forth in Section 6.20 of the Company Exceptions Letter, any such transfer of Offshore Cash may be made and held in the currency of the transferring entity; provided that such Offshore Cash is exchanged for an equivalent amount in U.S. dollars and held in U.S-dollar denominated bank accounts of the Company immediately prior to the Effective Time. For the purposes of this Section 6.20, “Offshore Cash” means cash and cash equivalents that (prior to the Repatriation) are held outside the United States by one or more Subsidiaries of the Company

(b) Without limiting Section 6.20(a), without the prior written approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries not to, knowingly take any action, or knowingly permit any action to be taken, except in each case in the ordinary course of business consistent with past practices, that (i) increases or would reasonably be expected to increase in any material respect the amount of any Taxes, or other costs or expenses, incurred or to be incurred in connection with the Repatriation or (ii) restrains, delays or hinders, or would reasonably be expected to restrain, delay or hinder, in any material respect the ability of the Company and its Subsidiaries to effect the Repatriation in compliance with Law at such time as requested by Parent.

6.21 Auction Rate Securities. Prior to the Closing, without limiting Section 6.1, (a) the Company shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire any interest in any auction rate security or government-guaranteed student loan asset-backed security (collectively, “Applicable Securities”), (b) within thirty (30) days of the date hereof, the Company will determine in good faith the fair market value of the Applicable Securities as of September 30, 2011 to be used for the purpose of preparing the Company’s consolidated financial statements for the quarterly period ended September 30, 2011, which determination shall be made in accordance with GAAP and the past practices of the Company in determining such valuation for the purpose of preparing the consolidated quarterly financial statements of the Company for the quarter ended June 30, 2011 (the fair market value of the Applicable Securities as of September 30, 2011, as so determined, the “Applicable Securities Deemed Fair Value”), and provide Parent written notice of such determination and (c) at the request of Parent, the Company shall, and shall cause its Subsidiaries to, sell all or part of the Applicable Securities held by the Company and its Subsidiaries as of the date of this Agreement at a price equal to or greater than the price proposed by Parent; provided, that, if the Company is not able (using commercially reasonable efforts) to sell the Applicable Securities on the terms proposed by Parent, Parent and the Company shall cooperate in good faith to determine a price that is reasonably satisfactory to Parent on which the Applicable Securities may be sold; provided, further, that the Company shall not be required to comply with a request from Parent to sell Applicable Securities until the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (where permissible and in writing) as of the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Company Requisite Vote in accordance with applicable Law and the articles of incorporation and bylaws of the Company.

(b) Regulatory Consents. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated; and (ii) all required approvals or clearances by the European Commission and any other applicable Governmental Antitrust Entity, in each case, applicable to the Merger under applicable Antitrust Law shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired.

(c) Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary,

preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”).

7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent as of the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 5.1(a), Section 5.1(b), Section 5.1(c) and the second sentence of Section 5.1(f) shall be true and correct in all respects (except for such inaccuracies as are de minimis relative to Section 5.1(b) taken as a whole) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in Section 5.1(j) and Section 5.1(r) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the other representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct does not have, and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect; and (iv) Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Financial Officer of the Company to the effect that such officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Financial Officer to such effect.

(c) No Company Material Adverse Effect. From the date of this Agreement to the Effective Time, there shall not have occurred any change, event, effect or occurrence that has had or is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) FIRPTA Affidavit. At the Closing, the Company shall cause to be delivered to Parent an executed affidavit dated as of the Closing Date, in accordance with Treasury Regulation Section 1.897-2(h)(2), certifying that an interest in the Company is not a United States real property interest within the meaning of Section 897(c) of the Code and sets forth the Company’s name, address and taxpayer identification number.

7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver (in writing) by the Company as of the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date ), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, does not materially and adversely affect the ability of the Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement, and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that such officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent to such effect.

7.4. Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.2 or 7.3, as the case may be, to be satisfied to excuse such party’s obligation to effect the Merger if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated by this Agreement, including as required by and subject to Sections 6.5 and 6.14.

ARTICLE VIII

Termination

8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the shareholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company by action of its Board of Directors and Parent by action of its members.

8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of the Company or by action of the members of Parent if: (a) the Merger shall not have been consummated by March 30, 2012, whether such date is before or after the date of adoption of this Agreement by the shareholders of the Company referred to in Section 7.1(a) (such date, the “Termination Date”); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.2(a) if the Company has the right to terminate this Agreement pursuant to Section 8.3(b); (b) the Shareholders Meeting shall have been held and completed and adoption of this Agreement by the shareholders of the Company referred to in Section 7.1(a) shall not have been obtained at such Shareholders Meeting or at any adjournment or postponement thereof; or (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the adoption of this Agreement by the shareholders of the Company referred to in Section 7.1(a)), provided, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have been the primary cause of, or the primary factor that resulted in, the failure of a condition to the consummation of the Merger to have been satisfied on or before the Termination Date.

8.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by written notice of the Company to Parent:

(a) at any time prior to the time the Company Requisite Vote is obtained, if (i) the Board of Directors of the Company has effected a Change of Recommendation with respect to a Superior Proposal and authorizes the Company, in each case, subject to complying with the terms of this Agreement (including Section 6.2(e)), to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, (ii) immediately prior to or substantially concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal, and (iii) the Company immediately prior to or substantially concurrently with such termination pays to the Sponsors or their respective designees in immediately available funds any fees required to be paid pursuant to Section 8.5;

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) 25 calendar days after written notice thereof is given by the Company to Parent and (ii) the date that is three business days prior to the Termination Date; provided, however, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Sections 7.1, 7.2(a) or 7.2(b) not to be satisfied; or

(c) if (i) all of the conditions set forth in Sections 7.1 and 7.2 are satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but such conditions must be capable of being satisfied on such date as if it were the Closing Date), (ii) Parent and Merger Sub fail to consummate the transactions contemplated by this Agreement within three business days following the date the Closing should have occurred pursuant to Section 1.2 and (iii) the Company stood ready, willing and able to consummate the transactions contemplated by this Agreement on that date and the Company had given Parent written notice on or prior to such date, irrevocably confirming that fact; provided, that during such three business day period following the date the Closing should have occurred pursuant to Section 1.2, no party shall be entitled to terminate this Agreement pursuant to Section 8.2(a).

8.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by written notice of Parent to the Company if (a) the Board of Directors of the Company (or any committee thereof) shall have made a Change of Recommendation or shall have approved or recommended to the shareholders of the Company an Acquisition Proposal, (b) following a written request by Parent, the Board of Directors of the Company (or any committee thereof) fails to publicly reaffirm the Company Recommendation on or prior to the earlier of (i) the 10th business day following such request and (ii) the 2nd business day prior to the Shareholders Meeting, or (c) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.2(a) or 7.2(b) would not be satisfied and such breach cannot be or is not cured prior to the earlier of (i) 25 calendar days after written notice thereof is given by Parent to the Company and (ii) the date that is three business days prior to the Termination Date; provided, however, that Parent is not then in material breach of this Agreement so as to cause any of the conditions set forth in Sections 7.1, 7.3(a) or 7.3(b) not to be satisfied.

8.5. Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any Company Related Party or of any Parent Related Party); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) except as otherwise provided herein, no such termination shall (A) relieve any party hereto of any liability to pay the Termination Fee or Reverse Termination Fee pursuant to this Section 8.5 or (B) relieve the Company of any liability for, subject to Section 8.5(d)(vi), damages incurred by any Parent Related Party resulting from a Willful Breach of this Agreement by the Company and (ii) the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses), the indemnification and reimbursement provisions of Section 6.14(b) (Financing), this Section 8.5 and Article IX, and, subject to their terms, the Confidentiality Agreements and the Guarantees, shall survive the termination of this Agreement. As used herein, “Willful Breach” shall mean a breach of any material representation, warranty or covenant or other agreement set forth in this Agreement that is a consequence of an act or failure to act by or on behalf of the Company or any of its Subsidiaries with the actual knowledge (which shall be deemed to include knowledge of facts that a Person acting reasonably should have) that the taking of such act or failure to take such act would, or would reasonably be expected to, represent or cause a breach of this Agreement.

(b) In the event that:

(i) (x) before obtaining the Company Requisite Vote, this Agreement is terminated pursuant to Section 8.2(a) (the section relating to the Termination Date) or Section 8.2(b) (the section relating to failure to receive shareholder approval), (y) any Person shall have made, or publicly disclosed or announced, an Acquisition Proposal after the date of this Agreement but prior to such termination and (z) within 12 months after such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal and such Acquisition Proposal is consummated (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

(ii) this Agreement is terminated by Parent pursuant to (x) Section 8.4(a) (the section relating to a Change of Recommendation) or (y) Section 8.4(b) (the section relating to a failure to reaffirm a Company Recommendation);

(iii) this Agreement is terminated by the Company pursuant to Section 8.3(a) (the section relating to an Alternative Acquisition Agreement); or

(iv) this Agreement is terminated by Parent pursuant to Section 8.4(c) as a result of a knowing and willful material breach of this Agreement by the Company;

then the Company shall (A) in the case of clause (i) above, within one business day after the date on which the Company consummates the Acquisition Proposal referred to in subclause (i)(z) above, (B) in the case of clause (ii) or clause (iv), no later than four business days after the date of such termination, (C) in the case of clause (iii) above, immediately prior to or substantially concurrently with (and in any event on the same business day as) such termination, pay to (i) Carlyle Investment Management, L.L.C. (“Carlyle”) or its designee 59.4% of the Termination Fee (as defined below) and (ii) Hellman & Friedman, L.P. (together with Carlyle, the “Sponsors”) or its designee 40.6% of the Termination Fee, in each case, by wire transfer of immediately available funds (it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion). “Termination Fee” shall mean (x) an amount equal to $58,101,463 if the Termination Fee becomes payable (1) in connection with termination of this Agreement pursuant to Section 8.3(a) and the other party to the Alternative Acquisition Agreement referred to in Section 8.3(a) is an Excluded Party, (2) in connection with a termination of this Agreement pursuant to Section 8.4(a) in a circumstance in which the event giving rise to the right of termination is based on the submission of an Acquisition Proposal by an Excluded Party or (3) if the party who consummates the Acquisition Proposal referred to in Section 8.5(b)(i) in connection with a termination pursuant to Section 8.2(a) or 8.2(b), is an Excluded Party, and (y) an amount equal to $116,202,925 in all other circumstances.

(c) In the event that this Agreement is terminated pursuant to:

(i) Section 8.3(b) (the section relating to material breach by Parent or Merger Sub); or

(ii) Section 8.3(c) (the section relating to failure to consummate on the Closing Date specified by Section 1.2);

then Parent shall (A) promptly, but in no event later than four business days after the date of such termination, pay or cause to be paid to the Company an amount (the “Reverse Termination Fee”) equal to $251,773,004 minus any reimbursement and indemnification obligations of Parent pursuant to Section 6.14(b) (and amounts previously paid in respect thereof), (B) reimburse the Company for the aggregate amount of reasonable and documented out-of-pocket costs and expenses, including Taxes, incurred by the Company in connection with its compliance with Section 6.20 (the “Repatriation Expense Reimbursement Obligation”) and (C) if the Company has sold Applicable Securities in accordance with the written request of Parent pursuant to Section 6.21 in compliance with Section 6.21, pay or cause to be paid to the Company an amount equal to the excess (if any) of (1) the Applicable Securities Deemed Fair Value (or, if less than all of the Applicable Securities were sold in compliance with Section 6.21 in accordance with the written request of Parent pursuant to Section 6.21, the portion of the Applicable Securities Deemed Fair Value attributable to the Applicable Securities so sold in compliance with Section 6.21), over (2) the aggregate proceeds realized by the Company and its Subsidiaries from the sale of Applicable Securities effected in compliance with Section 6.21 in accordance the written request of Parent pursuant to Section 6.21 (such amount, the “ARS Reimbursement Obligation”), in each case, by wire transfer of immediately available funds, within three business days of the Company’s written request to Parent therefor (it being understood that in no event shall Parent be required to pay the Reverse Termination Fee on more than one occasion).

(d) The parties acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.5(b), or Parent fails to promptly pay the amount due pursuant to Section 8.5(c), and, in order to obtain such payment, either or both Sponsors, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 8.5(b) or any portion thereof or a judgment against Parent for the amount set forth in Section 8.5(c) or any portion thereof, the Company shall pay to the Sponsors, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Barclays Bank PLC in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, the parties hereto expressly acknowledge and agree that:

(i) The Company’s receipt of the Reverse Termination Fee pursuant to Section 8.5(c) (including its rights to enforce the Guarantees with respect thereto), the Repatriation Expense Reimbursement Obligation and the ARS Reimbursement Obligation, any reimbursement and expense obligations of Parent pursuant to the first sentence of this Section 8.5(d) and the Company’s right to specific performance of this Agreement by the parties hereto pursuant to, and subject to the limitations contained in, Section 9.5(c) shall be the sole and exclusive remedies of the Company and its Subsidiaries against Parent, Merger Sub, the Guarantors, the Financing Sources and any of their respective former, current, or future general or limited partners, direct or indirect shareholders or equityholders, managers, members, directors, officers, employees, Affiliates, representatives or agents or any former, current or future general or limited partner, direct or indirect shareholder or equityholder, manager, member, director, officer, employee, Affiliate, representative or agent of any of the foregoing (collectively, the “Parent Related Parties”) for any loss, cost, damage or expense suffered with respect to this Agreement, the Guarantees, the transactions contemplated hereby and thereby (including any breach by Parent or Merger Sub), the termination of this Agreement, the failure of the transactions contemplated by this Agreement to be consummated or any breach of this Agreement by Parent or Merger Sub, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation to the Company (other than pursuant to the Confidentiality Agreements) relating to or arising out of this Agreement or the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure;

(ii) In light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement, the payment of (A) the Reverse Termination Fee pursuant to Section 8.5(c), which constitutes a reasonable estimate of the monetary damages that will be suffered by the Company and its Subsidiaries by reason of breach or termination of this Agreement or the Guarantees, (B) the Repatriation Expense Reimbursement Obligation and the ARS Reimbursement Obligation pursuant to Section 8.5(c), and (C) any reimbursement and expense obligations of Parent pursuant to the first sentence of this Section 8.5(d), shall be in full and complete satisfaction of any and all monetary damages of the Company arising out of or related to this Agreement and the Guarantees, the transactions contemplated hereby and thereby (including any breach by Parent or Merger Sub, the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure); provided, however, this Section 8.5(d)(ii) shall not limit the right of the parties hereto to specific performance of this Agreement pursuant to, and subject to the limitations in, Section 9.5(c) prior to the termination of this Agreement in accordance with its terms;

(iii) In no event shall the Company be entitled to seek or obtain any recovery or judgment in excess of the Reverse Termination Fee (plus, in the case the Reverse Termination Fee and Repatriation Expense Reimbursement Obligation and ARS Reimbursement Obligation is not timely paid, the amounts described in the first sentence of this Section 8.5(d)) plus the Repatriation Expense Reimbursement Obligation, against the Parent Related Parties or any of their respective assets, and in no event shall the Company be entitled to seek or obtain any other damages of any kind against any such Person, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the Guarantees or the transactions contemplated hereby and thereby (including, any breach by Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, this Section 8.5(d)(iii) shall not limit the right of the parties hereto to specific performance of this Agreement pursuant to, and subject to the limitations in, Section 9.5(c) prior to the termination of this Agreement in accordance with its terms; provided, further, in no event will the Company be entitled to both the payment of (x) the Reverse Termination Fee and any Repatriation Expense Reimbursement Obligation and ARS Reimbursement Obligation and (y) specific performance of this Agreement;

(iv) except in the event of a Willful Breach by the Company, receipt by the Sponsors or their designees of the Termination Fee from the Company pursuant to Section 8.5(b) (plus any reimbursement and expense obligations of the Company pursuant to the first sentence of this Section 8.5(d)) and Parent’s right to specific performance prior to termination (but not after termination) of this Agreement provided for in Section 9.5(c), shall be the sole and exclusive remedy of the Parent Related Parties against the Company, its Subsidiaries and any of their respective former, current, or future general or limited partners, direct or indirect shareholders, directors, officers, employees, managers, members, Affiliates, representatives or agents or any former, current or future general or limited partner, direct or indirect shareholder or equityholder, manager, member, director, officer, employee, Affiliate, representative or agent of any of the foregoing (collectively, the “Company Related Parties”) for any loss, cost, damage or expense suffered with respect to this Agreement, the transactions contemplated hereby (including any breach by the Company), the termination of this Agreement, the failure of the Merger to be consummated or any breach of this Agreement by the Company, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure;

(v) In light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement, except in the event of a Willful Breach by the Company, the payment of (A) the Termination Fee pursuant to Section 8.5(b), which constitutes a reasonable estimate of the monetary damages that will be suffered by Parent and Merger Sub by reason of breach or termination of this Agreement, and (B) any reimbursement and expense obligations of the Company pursuant to the first sentence of this Section 8.5(d) shall be in full and complete satisfaction of any and all monetary damages of Parent and Merger Sub arising out of or related to this Agreement, the transactions contemplated hereby (including, any breach by the Company), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure;

(vi) In no event shall Parent, Merger Sub or the Guarantors be entitled to seek or obtain (A) any recovery or judgment in excess of (1) other than in the event of a Willful Breach by the Company, the Termination Fee (plus, in the case the Termination Fee is not timely paid, the amounts described in the first sentence of this Section 8.5(d)), or (2) in the event of a Willful Breach by the Company, damages incurred by the Parent Related Parties as a result of such Willful Breach, against the Company Related Parties or any of their respective assets, or (B) any consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the transactions contemplated hereby (including, any breach by the Company), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, this Section 8.5(d)(vi) shall not limit the right of the parties hereto to specific performance of this Agreement pursuant to Section 9.5(c) prior to the termination of this Agreement in accordance with its terms; provided, further, in no event will the Parent, Merger Sub or the Guarantors be entitled to both the payment of the Termination Fee and specific performance of this Agreement; and

(vii) Notwithstanding anything herein to the contrary, the Company (and any of its stockholders, partners, members, Affiliates, directors, officers, employees, representatives or agents) hereby waives any rights or claims against any Financing Source or any of the stockholders, partners, members, Affiliates, directors, officers, employees or agents of the Parent and any of their Affiliates and any of such entities’ or their Affiliates’ respective former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, representatives or agents (collectively, “Financing Source Parties”), in connection with this Agreement or the Debt Financing Commitments, whether at law or equity, in contract, in tort or otherwise; provided that the Company shall be entitled to seek specific performance against the Guarantors under the Guarantees and the Equity Financing Commitments, subject to the terms and limitations thereof and the limitations set forth in Section 9.5.

ARTICLE IX

Miscellaneous and General

9.1. Survival This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Sections 6.9 (Employee Benefits) and 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger.

9.2. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

9.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF ANY OTHER LAW, EXCEPT THAT, TO THE EXTENT REQUIRED BY THE NCBCA, THE MERGER SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NORTH CAROLINA. The parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware, or to the extent such court does not have subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (the “Chosen Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Chosen Courts or that the Chosen Courts are an inconvenient forum or that the venue thereof may not be appropriate, or that this Agreement or any such document may not be enforced in or by such Chosen Courts, and the parties hereto irrevocably agree that all claims relating to such action, suit or proceeding shall be heard and determined in the Chosen Courts. The parties hereby consent to and grant any such Chosen Court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by law shall be valid, effective and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING THOSE CONTEMPLATED BY SECTION 9.5(d)). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Notwithstanding the foregoing or any other provision hereof to the contrary, it is explicitly agreed that the Company shall not be entitled to any specific performance, injunction or other equitable relief requiring Parent or Merger Sub to consummate the Merger under this Agreement or cause the Equity Financing to be funded, except that the Company may seek specific performance of Parent’s obligation to cause the Equity Financing to be funded to fund the Merger and of Parent and Merger Sub’s obligation to consummate the Merger if and only in the event that (i) all conditions in Sections 7.1 and 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing but which conditions, at the time that the Company seeks such specific performance pursuant to this Section 9.5(c), are capable of being satisfied if the Closing were to occur at such time), (ii) the Debt Financing (or, if alternative financing is being used in accordance with Section 6.14, financing pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has irrevocably confirmed in writing to Parent and the providers of the Debt Financing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing pursuant to Article I will occur. Subject to the foregoing, each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief permitted by this Agreement on the basis that (x) the other party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d) Each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing Commitments or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

9.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, e-mail or by overnight courier:

If to Parent or Merger Sub:

c/o The Carlyle Group

520 Madison Avenue

New York, NY 10022

Attention:  Steven Wise

fax:  (212) 813-4888

e-mail:  steve.wise@carlyle.com

with a copy to:

Latham & Watkins LLP

555 11th Street, NW

Suite 1000

Washington, DC 20004

Attention:	Daniel T. Lennon
David I. Brown
fax: (202) 637-2201

e-mail:	daniel.lennon@lw.com
david.brown@lw.com

If to the Company:

Pharmaceutical Product Development, Inc.

929 North Front Street

Wilmington, NC 28401

Attention:  Judd Hartman

fax:  (910) 558-6600

e-mail:  Judd.Hartman@ppdi.com

with a copy to:

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, NC 27607

Attention:  Donald R. Reynolds

fax:  (919) 781-4865

e-mail:  dreynolds@wyrick.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); upon dispatch if sent by e-mail (provided that if given by e-mail such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7. Entire Agreement. This Agreement (including any schedules and exhibits hereto), the Company Exceptions Letter, the Confidentiality Agreement, dated July 8, 2011, between Hellman & Friedman Advisors LLC and the Company (as amended from time to time, the “H&F Confidentiality Agreement”), the Confidentiality Agreement, dated July 8, 2011, as amended, between Carlyle Investment Management, L.L.C. and the Company (the “Carlyle Confidentiality Agreement,” and together with the H&F Confidentiality Agreement, the “Confidentiality Agreements”) and the Guarantees constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT OR IN THE GUARANTEES, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN

CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT, THE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8. No Third Party Beneficiaries. Except (i) as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), (ii) with respect to the indemnification and reimbursement obligations of Parent pursuant to Section 6.14(b) (Financing), (iii) only with respect to Company shareholders and only after the Effective Time, for the provisions set forth in Article IV, (iv) each of the Persons whose liability is limited in accordance with Sections 8.5, 9.1, 9.5(b) and 9.5(d) to the extent provided therein, including, without limitation the Financing Source Parties who shall be express third party beneficiaries of, and shall be entitled to rely on, Sections 8.5(d)(i), (d)(iii) and (d)(vii), 9.1, 9.5(b), 9.5(d) and this Section 9.8, and (v) the Sponsors shall be express third party beneficiaries of, and shall be entitled to rely on, Section 8.5(b), Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding anything to the contrary contained herein, Sections 8.5(d)(i), (d)(iii) and (d)(vii), 9.1, 9.5(b), 9.5(d) and this Section 9.8 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Sections 8.5(d)(i), (d)(iii) and (d)(vii), 9.1, 9.5(b), 9.5(d) and this Section 9.8) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Source Parties without the prior written consent of the Financing Source Parties. The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10. Transfer Taxes. Except as expressly provided in Section 4.2(b), all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due.

9.11. Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction; provided that, the parties intend that the remedies and limitations thereon (including limitations on the right to specifically enforce the terms hereof) shall be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases the liability of any party (or the liability of any Financing Source Party) or any of its shareholders, partners, members, Affiliates, directors, officers, employees or agents, or obligations hereunder or under the Guarantees.

9.13. Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit, Schedule or Annex, such reference shall be to a Section of or Exhibit, Schedule or Annex to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party hereto has or may have set forth information in its respective exceptions letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in an exceptions letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.14. Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that prior to the Closing, Parent may assign its rights under this Agreement (and transfer and convey the capital stock of Merger Sub) to one or more affiliates or designees of Parent or designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary; provided that any such assignment or designation shall not impede or delay the consummation of the transactions contemplated by this Agreement, relieve Parent of its obligations hereunder or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement and Plan of Merger has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

PHARMACEUTICAL PRODUCT DEVELOPMENT, INC.

By:	/s/ Fredric Eshelman

Name: Dr. Fredric Eshelman
Title: Executive Chairman

JAGUAR HOLDINGS, LLC

By:	/s/ Allen Thorpe

Name: Allen Thorpe
Title: Co-President

JAGUAR MERGER SUB, INC.

By:	/s/ Stephen H. Wise

Name: Stephen H. Wise
Title: President

ANNEX A

DEFINED TERMS

Terms	Section

Acquisition Proposal	6.2(d)(i)
Affiliate	5.1(a)(i)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(e)(ii)
Antitrust Law	6.5(b)
Applicable Date	5.1(e)(i)
Applicable Securities	6.21
Applicable Securities Deemed Fair Value	6.21
Articles of Merger	1.3
Assumed Award	4.3(d)(i)
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plans	5.1(h)(i)
Book-Entry Shares	4.2(b)
Business day	1.2
Bylaws	2.2
Carlyle	8.5(b)
Carlyle Confidentiality Agreement	9.7
Certificate	4.1(a)
Change of Recommendation	6.2(e)(ii)
Charter	2.1
Chosen Courts	9.5(a)
Closing	1.2
Closing Date	1.2
Code	4.2(h)
Company	Preamble
Company ERISA Affiliate	5.1(h)(iii)
Company Exceptions Letter	5.1
Company Material Adverse Effect	5.1(a)(v)
Company Option	4.3(a)
Company Recommendation	5.1(c)(ii)
Company Related Party	8.5(d)(iv)
Company Reports	5.1(e)(i)
Company Requisite Vote	5.1(c)(i)
Company Services	5.1(s)(i)
Competing Business	5.2(i)
Confidentiality Agreements	9.7
Constituent Corporations	Preamble
Contract	5.1(d)(ii)

Terms	Section

Copyrights	5.1(n)(iii)
Current Employees	5.1(m)(ii)
Current Offering Period	4.4
D&O Insurance	6.11(b)
Debt Financing	5.2(e)(i)
Debt Financing Commitments	5.2(e)(i)
Dissenting Shareholders	4.1(a)
Dissenting Shares	4.1(a)
DTC	4.2(c)
DTC Payment	4.2(c)
ECMR	5.1(d)(i)
Effective Time	1.3
Employees	5.1(h)(i)
Encumbrance	5.1(p)(iii)
Environmental Law	5.1(k)(iii)
Equity Financing	5.2(e)(i)
Equity Financing Commitments	5.2(e)(i)
Equity Rollover Designee	4.3(d)(i)
ERISA	5.1(h)(i)
ERISA Plan	5.1(h)(ii)
ESPP	4.4
Essential Marketing Information	6.14(a)
Excepted Equity Award	4.3(d)(i)
Exchange Act	5.1(a)(iv)
Exchange Fund	4.2(a)
Exchange Ratio	4.3(d)(ii)
Excluded Affiliates	5.1(a)(i)
Excluded Party	6.2(b)
Excluded Party Superior Proposal	6.2(d)(iii)
Excluded Shares	4.1(a)
Expenses	6.10
FDA	5.1(s)(i)
Financing	5.2(e)(i)
Financing Commitments	5.2(e)(i)
Financing Source Party	8.5(c)(vii)
Financing Sources	5.2(e)(iii)
Foreign Corrupt Practices Act	5.1(i)(ii)
Furiex	5.1(e)(v)
GAAP	5.1(e)(iii)
Go-Shop Period	6.2(a)
Governmental Antitrust Entity	6.5(e)(i)
Governmental Entity	5.1(d)(i)
Guarantees	Recitals
Guarantors	Recitals

Terms	Section

H&F Confidentiality Agreement	9.7
Hazardous Substance	5.1(k)(iv)
HSR Act	5.1(d)(i)
Indemnified Parties	6.11(a)
Insurance Policies	5.1(o)
Intellectual Property	5.1(n)(iii)
IRS	5.1(h)(ii)
Knowledge	5.1(g)(iv)
Laws	5.1(i)
Leased Real Property	5.1(p)(ii)
Licenses	5.1(i)(i)
Lien	5.1(b)
Marketing Period	6.14(a)
Material Contract	5.1(q)(i)
Material Lease	5.1(p)(ii)
Material Leased Real Property	5.1(p)(ii)
Maximum Premium Amount	6.11(b)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	5.1(h)(iii)
Nasdaq	5.1(a)(v)(I)
NCBCA	1.1
Non-U.S. Benefit Plan	5.1(h)(i)
No-Shop Period Start Date	6.2(b)
OFAC	5.1(t)
Offshore Cash	6.20(a)
Order	7.1(c)
Owned Real Property	5.1(p)(i)
Parent	Preamble
Parent Related Party	8.5(d)(i)
Patents	5.1(n)(iii)
Paying Agent	4.2(a)
Pension Plan	5.1(h)(ii)
Per Share Merger Consideration	4.1(a)
Permitted Lien	5.1(q)(ii)
Person	4.2(e)
Proxy Statement	6.3
Record Holder	4.1(b)
Repatriation	6.20(a)
Repatriation Expense Reimbursement Obligation	8.5(c)
Representatives	6.2(a)
Restricted Shares	4.3(b)
Reverse Termination Fee	8.5(c)
Rollover Equity Securities	4.3(d)(i)

Terms	Section

RSU	4.3(c)
Sarbanes-Oxley Act	5.1(e)(i)
SEC	5.1
Securities Act	5.1(a)(ii)
Senior Employees	5.1(m)(ii)
Share or Shares	4.1(a)
Shareholders Meeting	6.4
Solvent	5.2(h)
Sponsors	8.5(b)
Stock Plans	5.1(b)
Subsidiary	5.1(a)(iii)
Superior Proposal	6.2(d)(ii)
Surviving Corporation	1.1
Surviving Corporation Share	4.1(c)
Takeover Statute	5.1(j)
Tax or Taxes	5.1(l)(vii)
Tax Return	5.1(l)(vii)
Termination Date	8.2
Termination Fee	8.5(b)
Trademarks	5.1(n)(iii)
Treasury Regulation	4.2(h)
U.S. Benefit Plans	5.1(h)(ii)
Willful Breach	8.5(d)